2002
ANNUAL REPORT



GLACIER BANCORP, INC.

TABLE OF CONTENTS

CORPORATE PROFILE

Glacier Bancorp, Inc., "the Company" organized in 1990, is a multi-bank holding company, headquartered in Kalispell, Montana and operates seven principal subsidiaries. Glacier has long-standing roots in northwest Montana dating back to 1955, and owns Glacier Bank of Kalispell, First Security Bank of Missoula, Western Security Bank, Big Sky Western Bank, Valley Bank of Helena, Glacier Bank of Whitefish all in Montana, and Mountain West Bank of Coeur d'Alene, Idaho. The seven subsidiaries are members of the Federal Deposit Insurance Corporation (FDIC) and are members of the Federal Home Loan Bank of Seattle. All, except Mountain West Bank are members of the Federal Reserve Bank of Minneapolis. The Company also operates a wholly owned subsidiary, Community First, Inc., which offers full service brokerage services through Raymond James Financial Services.

Investor Information
www.glacierbancorp.com

Independent Auditors
KPMG LLP
401 N. 31st Street
Billings, MT 59103-7108

Legal Counsel
Hash and O'Brien PLLP
136 First Avenue West
Kalispell, MT 59901-4442

Graham & Dunn PC
1420 Fifth Avenue, 33rd Floor
Seattle, WA 98101

CORPORATE INFORMATION

Corporate Headquarters
49 Common Loop
Kalispell, MT 59901-2679
(406) 756-4200

Board of Directors
John S. MacMillan, Chairman
Michael J. Blodnick
William L. Bouchee
Allen J. Fetscher
Fred J. Flanders
Jon W. Hippler
Ralph K. Holliday
L. Peter Larson
F. Charles Mercord
Everit A. Sliter

Corporate Officers:
Michael J. Blodnick
President/CEO

James H. Strosahl
EVP/CFO/Secretary/Treasurer

Thomas E. Anderson
SVP/Controller

Robin S. Roush
SVP/Human Resource Officer

Mark D. MacMillan
SVP/Chief Technology Officer

Stock Listing
Glacier Bancorp, Inc.'s common stock trades on the Nasdaq National Market System under the symbol GBCI. There are approximately 8,713 shareholders of Glacier Bancorp, Inc. stock.

Form 10-K
The Company's Annual Report of Form 10-K is available on written request at no charge to beneficial owners of the Company's stock. Requests should be directed to:

James H. Strosahl, EVP/CFO
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901-2679

Cover photo by: Douglass Dye
Iceberg Lake Valley
Glacier National Park

Stock and Dividend Information

2002 Cash Dividend Data			
Quarter	Record Date	Payment Date	Share Amount
1	April 9, 2002	April 18, 2002	$0.16
2	July 9, 2002	July 18, 2002	$0.16
3	Oct 8, 2002	Oct 17, 2002	$0.17
4	Jan 14, 2003	Jan 23, 2003	$0.18

Anticipated Dividend Dates 2003 (*)			Anticipated Earnings (*)
Quarter	Record Date	Payment Date	Announcement Dates
1	April 8, 2003	April 17, 2003	April 30, 2003
2	July 8, 2003	July 17, 2003	July 24, 2003
3	Oct 7, 2003	Oct 16, 2003	October 23, 2003
4	Jan 13, 2004	Jan 22, 2004	February 5, 2004

(*) Subject to approval by the Board of Directors

Common Stock Price (1)						
	2002	2001	2000	1999	1998	1997
High	$24.99	$21.19	$14.78	$21.71	$22.16	$18.78
Low	$19.10	$12.25	$11.00	$13.53	$15.60	$11.45
Close	$23.56	$20.82	$12.25	$14.66	$18.18	$18.78
Price/Earnings (2)	12.5	15.1	10.0	13.6	17.8	18.8

(1) Restated for stock dividends and stock splits.

(2) Based on closing stock price and basic earnings per share as of and for the year ended December 31.

Ten-year Dividend History			
Year	Cash Dividends Declared (1)	Stock Dividends/Splits	Distribution Date of Stock Dividends/Splits
1993	$0.21	10% Stock Dividend	May 28, 1993
1994	$0.25	10% Stock Dividend	May 26, 1994
1995	$0.28	10% Stock Dividend	May 25, 1995
1996	$0.32	10% Stock Dividend	May 23, 1996
1997	$0.39	3 for 2 stock split	May 27, 1997
1998	$0.47	10% Stock Dividend	October 1, 1998
1999	$0.58	10% Stock Dividend	May 27, 1999
2000	$0.59	10% Stock Dividend	May 25, 2000
2001	$0.60	None	None
2002	$0.67	None	None

(1) Restated for stock dividends and stock splits.

Ten-year compound annual dividend growth rate is 16%.

Ten-year compound total return is 15%.

Shareholder's may reinvest their dividends and make additional cash purchases of Glacier Bancorp, Inc. common stock by participating in the company's dividend reinvestment plan. Please call American Stock Transfer & Trust Company 1-877-390-3076 for information and to request a prospectus.

Summary of Operations and Selected Financial Data

(dollars in thousands, except per share data)	At December 31, 2002	2001	2000	1999	1998
Summary of Financial Condition:					
Total assets $	**2,281,344**	2,085,747	1,056,712	974,001	786,802
Investment securities, available for sale	**739,961**	508,578	211,888	209,312	119,087
Loans receivable, net	**1,300,653**	1,322,327	733,561	652,208	571,188
Allowance for loan losses	**(20,944)**	(18,654)	(7,799)	(6,722)	(5,668)
Intangibles	**40,011**	41,771	6,493	7,035	2,601
Deposits	**1,459,923**	1,446,064	720,570	644,106	546,503
Advances from Federal Home Loan Bank	**483,660**	367,295	196,791	208,650	125,886
Securities sold under agreements to repurchase and other borrowed funds	**61,293**	32,585	29,529	26,614	18,707
Stockholders' equity	**212,249**	176,983	98,113	85,056	84,146
Equity per common share*	**12.28**	10.49	8.57	7.44	7.85
Equity as a percentage of total assets	**9.30%**	8.49%	9.28%	8.73%	10.69%

(dollars in thousands, except per share data)	Years ended December 31, 2002	2001	2000	1999	1998
Summary of Operations:					
Interest income $	**133,989**	137,920	78,837	64,719	58,828
Interest expense	**47,522**	65,546	37,357	27,635	25,470
Net interest income	**86,467**	72,374	41,480	37,084	33,358
Provision for loan losses	**5,745**	4,525	1,864	1,723	1,735
Non-interest income	**25,917**	23,251	13,294	12,809	13,596
Non-interest expense	**57,813**	57,385	31,327	29,096	27,170
Earnings before income taxes	**48,826**	33,715	21,583	19,074	18,049
Income taxes	**16,424**	12,026	7,580	6,722	6,674
Net earnings	**32,402**	21,689	14,003	12,352	11,375
Basic earnings per common share*	**1.89**	1.38	1.22	1.08	1.02
Diluted earnings per common share*	**1.86**	1.34	1.21	1.07	1.00
Dividends declared per share*	**0.67**	0.60	0.59	0.58	0.47

	At or for the years ended December 31, 2002	2001	2000	1999	1998
Ratios:					
Net earnings as a percent of					
average assets	**1.50%**	1.10%	1.39%	1.41%	1.47%
average stockholders' equity	**16.57%**	13.49%	15.83%	14.60%	14.43%
Dividend payout ratio	**35.45%**	43.48%	48.36%	53.70%	46.08%
Average equity to average asset ratio	**9.08%**	8.26%	8.78%	9.73%	10.22%
Net interest margin on average earning assets (tax equivalent)	**4.51%**	4.08%	4.48%	4.67%	4.80%
Allowance for loan losses as a percent of loans	**1.58%**	1.39%	1.05%	1.02%	0.98%
Allowance for loan losses as a percent of nonperforming assets	**181%**	165%	372%	295%	185%

(dollars in thousands)	At or for the years ended December 31, 2002	2001	2000	1999	1998
Other Data:					
Loans originated and purchased $	**1,204,852**	994,527	570,652	528,325	516,497
Loans serviced for others $	**253,063**	286,996	146,534	159,451	169,378
Number of full time equivalent employees	**737**	728	423	434	412
Number of offices	**50**	51	30	31	27
Number of shareholders of record	**1,586**	1,645	1,228	1,212	929

*revised for stock splits and dividends

All amounts have been restated to include mergers using the pooling of interests accounting method and includes the impact of purchasing minority interest in Valley Bank in 1998 and two Butte, Montana branches in 1999. WesterFed was acquired on February 28, 2001 using the purchase method of accounting, accordingly the financial information presented includes the operations of WesterFed since the acquisition date.

Net Earnings


$34,000
$29,000
$24,000
$19,000
$14,000
$9,000
$11,375
$12,352
$14,003
$21,689
$32,402
1998
1999
2000
2001
2002

Diluted Earnings Per Share


$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$1.00
$1.07
$1.21
$1.34
$1.86
1998
1999
2000
2001
2002

Equity Per Common Share


$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$7.85
$7.44
$8.57
$10.49
$12.28
1998
1999
2000
2001
2002

Return on Average Equity


17.00%
15.00%
13.00%
11.00%
14.43%
14.60%
15.83%
13.49%
16.57%
1998
1999
2000
2001
2002

Return on Average Assets


1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
1.47%
1.41%
1.39%
1.10%
1.50%
1998
1999
2000
2001
2002

Dividends per Common Share


$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.47
$0.58
$0.59
$0.60
$0.67
1998
1999
2000
2001
2002

Total Assets



$2,300,000
$2,000,000
$1,700,000
$1,400,000
$1,100,000
$800,000
$500,000
$786,802
$974,001
$1,056,712
$2,085,747
$2,281,344
1998
1999
2000
2001
2002

Net Loans



$1,500,000
$1,300,000
$1,100,000
$900,000
$700,000
$500,000
$300,000
$571,188
$652,208
$733,561
$1,322,327
$1,300,653
1998
1999
2000
2001
2002

Deposits



$1,500,000
$1,300,000
$1,100,000
$900,000
$700,000
$500,000
$300,000
$546,503
$644,106
$720,570
$1,446,064
$1,459,923
1998
1999
2000
2001
2002

Loan Allocation



Commercial 51%
Installment & Other 22%
Real Estate 27%

Funding Sources



FHLB Advances 24%
Repos & Other Funds 3%
Demand Deposits 15%
Now 11%
Savings 6%
Money Market 18%
C.D.s 23%

Commercial Loan Mix



SBA 4.8%
Dealer Floor Plan 0.5%
Agriculture 5.2%
Business Line 3.4%
Other 0.4%
Commercial & Industrial 25.4%
Commercial Real Estate 60.4%

LETTER TO SHAREHOLDERS

Dear Shareholder,

As a public company and in particular a financial institution, our reputation is highly dependent on maintaining the trust of our shareholders, customers, employees and regulators. The management, employees and directors of Glacier Bancorp, Inc. view this trust as something that cannot and will not be compromised or taken for granted. Unfortunately the events of the past year have brought into question the practices and ethics of companies, their management and board of directors. Although only a handful of companies are to blame for this abuse and misuse of the public's trust, it has caused many Americans to question the honesty and integrity of those in charge of America's businesses. This is unfortunate since the vast majority of companies, management teams and boards of directors are moral, ethical and committed to doing what is right. Our hope is that something very positive will result from the corporate and accounting scandals of 2002. We hope that the actions taken by Congress, the Securities and Exchange Commission and the other government agencies will improve the oversight and steer companies to do what is appropriate. But most of all, we hope corporate America can once again regain the trust of its shareholders, customers and their employees. For without trust the value of any company is greatly diminished.

PERFORMANCE

2002 was the best year in Glacier Bancorp's history. We exceeded our performance goals in just about every category we measure. Not only did Glacier Bancorp achieve all-time record results, but each of our seven community banks produced individual record earnings. For the year, your company had earnings of $32.4 million. Our diluted earnings per share increased 39% from $1.34 in 2001 to $1.86 in 2002. These strong earnings allowed us to raise the cash dividend three times during the year and still maintain a very conservative dividend payout ratio of 35%. Over the past ten years our dividend growth rate has averaged 16% and our current dividend yield ranks as one of the highest in the country among financial institutions. We continue to maintain our Standard and Poor's A+ ranking for long term consistent earnings and dividend growth. This is all made possible by staying focused and committed to our philosophy of independent community banking. Each of our community banks remain dedicated to their customers and the needs of their communities. This dedication allows them to produce this level of performance.

SHAREHOLDER VALUE

Last year was the third consecutive year of negative returns for the equity markets. Many investors have either abandoned the market altogether or moved to the sidelines. Trillions of dollars have been lost during this period, especially in industry sectors that were so hyped in the late 1990s. Our stock again performed well in such a harsh operating and economic environment. The stock closed the year at $23.56, up from $20.82 in 2001. If the three percent yield on our cash dividend is added to the increase in our stock price, the total return for 2002 was 16%. Our market capitalization at year end stood at $407 million compared to $140 million at the end of 2000. In two years we have been able to deliver a significant increase in value to our shareholders during a very difficult time for many publicly traded companies. We can credit our stock's performance this past year to several factors. First and foremost we were able to provide our shareholders with strong earnings growth. Fortunately we continue to operate in markets that are very stable, predictable and not as susceptible to the economic volatility other markets have experienced. We continue to experience solid population growth and good in-migration throughout most of our market area. And finally investors searching for conservative and stable investment options have found regional banks an attractive investment choice. Banking is and always has been a highly regulated industry. In today's environment we believe shareholders value the benefit of this additional oversight and the safety net it provides.

MARGIN IMPROVEMENT

As we reflect back on how we achieved such a dramatic increase in earnings in 2002, our net interest margin was definitely the basis. As expected, after we completed the WesterFed and Wells Fargo transactions, our net interest margin in 2001 contracted to 4.08% from 4.48% at the end of 2000. For 2002 the margin improved to 4.51%. With a company of our size and dollar amount of earning assets, each quarter percent of net interest margin expansion means millions of dollars in net interest income. As a result, every little improvement or enhancement we can achieve will have a significant impact. The bank presidents and their staffs did an exceptional job of managing their liability costs while attempting to maintain their asset yields in a very tough interest rate environment. We chose not to stretch for yield or take on additional interest rate risk by extending our asset maturities without simultaneously extending the position of our liabilities. However, even though much progress was made in 2002 in regards to our net interest margin, it remains one of the principal challenges facing us in the coming year. If interest rates stay at current levels, we could experience some deterioration in the margin, but hopefully based on the current composition of our balance sheet, it would remain manageable. On the other hand if interest rates move lower, there is no question considerable pressure would be placed on the margin, as we would have few viable options to further reduce funding costs while assets would continue to price downward.

LOAN GROWTH

One of the best ways to increase our net interest margin is through loan growth. But, loan growth has to come from the right type of loan. During the past two years it would have been simple to grow loans if we chose to retain our mortgage production. This would have also increased our margin at least in the short term, but left us with an asset base particularly vulnerable to rising interest rates. This was not an acceptable trade off. Instead we chose to continue our strategy of originating mortgage loans, selling them in the secondary market and focusing our attention on continuing to build our commercial loan portfolio. Although commercial loans carry a higher risk profile, we feel they have a better overall interest rate risk structure, deliver a higher rate of return and allow us to compete for the businesses deposits, an added value of the relationship. At the end of 2002 commercial loans represented 51% of our loan portfolio compared to 46% the prior year. We expect this percentage to increase further in 2003. In addition to the mix of our loan portfolio, we constantly monitor our credit concentrations to make sure no one industry represents a disproportionate amount of exposure.

ASSET QUALITY

Last year we made a commitment to reduce our non-performing loans. There was slight improvement in this area; however, it was not the progress we had hoped to accomplish. Non-performing loans ended 2002 at .51% of assets compared to .53% in 2001. Although these are relatively low percentages, they still exceeded the level we hoped to achieve. We did make significant progress on a number of non-performing loans we acquired from WesterFed the prior year, but also had some of our own production move into this category. Because of the changing mix and character of our loan portfolio, we are not sure it is reasonable or realistic to assume we will reach the same levels of non-performing loans we have experienced in the past. But there is definitely room for further improvement. In order to maintain the appropriate level of loan loss reserves with the changing dynamics within the portfolio, we continued to monitor and reserve when necessary. At year end our loan loss reserve stood at 1.58% of outstanding loans. In this current environment we believe this is adequate.

CAPITAL MANAGEMENT

There is a responsibility to our shareholders as well as our regulators to maintain appropriate capital levels while providing an adequate return on the capital that has been invested. With the asset growth we experienced in 2001, our capital to asset ratio fell below 8% which historically has been the level we attempt to sustain. As a result we took the necessary steps to increase the amount of capital in the company. By the end of 2002 our capital to asset ratio was above 9% and growing rapidly. Although we were able to return nearly 17% on that capital, we realize that managing our capital position will again be one of our top priorities for the coming year. It is always a fragile balance between the appropriate level of capital and a reasonable return on that capital. We are fortunate, however, to have a number of options at our disposal to keep this balance intact. Continued growth of the balance sheet is always our first choice. However, as we discovered last year with the enormous run off in our mortgage portfolio, growing our asset base through loan growth even in a good economy is not always achievable. Rather than compromise credit quality or expose ourselves to excessive interest rate risk, we chose to preserve and grow the balance sheet by increasing the size of our investment portfolio. By purchasing a combination of municipal bonds and carefully structured mortgage backed securities we grew our asset base by over 9%. Hopefully this year the runoff in mortgage loans will stabilize and we can once again grow our portfolio. If not, we are prepared to continue to supplement loan growth with additional investment purchases. Our current strong capital base also offers other opportunities and advantages. In addition to internally growing the balance sheet, we have the resources and currency to continue searching for strategic community bank acquisitions. With the population of many of our Montana markets growing in excess of 20-30% and our Idaho markets in excess of 40-50% during the past decade, developing new branches in some of our high growth markets strategically makes sense. Currently two new offices are scheduled for opening in the first half of 2003. A stock repurchase program is another capital management tool also available. At the appropriate time and with the right set of circumstances, a buyback program of our stock might be the best use of excess capital. And finally cash dividends have once again become popular among investors. Our current earnings stream and capital base gives us the flexibility to sustain a cash dividend program with periodic increases that pays a reasonable dividend yield.

MERGERS AND ACQUISTIONS

At the beginning of the year we made a commitment to our shareholders and staff to focus our attention on improving our delivery systems and the level of service to our customers. After completing five acquisitions and two large branch purchases in recent years, we made the decision not to actively pursue additional acquisition opportunities during 2002. This turned out to be a sound strategic move for two reasons. First, the level of merger and acquisition activity in 2002 was the lowest in years with very few deals being done. However, the main reason to step back and take a break from any further deals in 2002 was to allow our staff to rejuvenate after a torrid pace of consolidation and integration the prior year. In 2001 most of our banks doubled or tripled in size as a result of the WesterFed and Wells Fargo transactions. Rather than look for further acquisitions, we felt there was real opportunity to work within the banks to improve our processes and procedures. In this area we made great strides and feel we are now prepared to take a more aggressive approach to certain strategic opportunities in 2003. However, any future deals will have to contain the same ingredients as those we have completed in the past and that is to bring to our existing shareholders immediate accretion to per share earnings.

PRODUCTIVITY

Productivity, although already at a very high level, saw even more improvement during the year. Our efficiency ratio (the cost it takes to produce a $1.00 of revenue) went from $.60 in 2001 to $.51 in 2002. This is a remarkable accomplishment and gives us an incredible competitive advantage. Operations were further streamlined and we made much better use of the technological capabilities we had at our fingertips. Each of the banks also focused considerable time and resources on training. Our staff received education in areas such as compliance, internal and external service initiatives and enhanced delivery systems. This education is critical if we expect to meet the needs of an ever changing customer base. Our physical facilities are still the most important channel for acquiring new customers. They currently account for over half of our transaction volume (53%). Our customers are now making use of other delivery channels we have available. Online Banking, ATMs, Express Phone and Bill Pay represent 47% of our total customer transactions. As technology continues to advance, these delivery systems will become even more prominent.

OUTLOOK

In closing, we made great strides in 2002 and believe we can deliver solid results in 2003 and beyond to our customers, employees and shareholders. We have a business model that has proven to be effective and right for our markets. It is a strategy that relies on an unwavering commitment to community banking. It places tremendous importance on attracting and retaining the best people. But, for us it is a model that has proven to work and work very well. We do face challenges this year. Loan growth, asset quality, net interest margin and capital levels are some of the key issues we will need to address. But with challenges come opportunities and we will continue to work hard to make the most of these possibilities. We are a much stronger and more diversified company of banks with resources and expertise we did not possess in the past. We will succeed because our people will guarantee this success. No matter how much we require or expect from them, they never disappoint. They will go the extra mile to get things done and as shareholders you can be proud of their loyalty, integrity and the hard work they put forth every day. For this I can not thank them enough. To our shareholders thank you for embracing and believing in Glacier Bancorp. We will never take for granted the trust you have bestowed on us.

Sincerely,

Michael J. Blodnick
President and Chief Executive Officer

Glacier Bancorp, Inc.
Consolidated Statements of Financial Condition

	December 31,	
(dollars in thousands, except per share data)	**2002**	2001
Assets:		
Cash on hand and in banks $	**74,624**	73,456
Interest bearing cash deposits	**4,753**	23,970
Cash and cash equivalents	**79,377**	97,426
Investment securities, available-for-sale	**739,961**	508,578
Federal Home Loan Bank of Seattle stock, at cost	**38,286**	32,822
Federal Reserve Bank stock, at cost	**4,578**	4,185
Loans receivable, net	**1,248,666**	1,294,924
Loans held for sale	**51,987**	27,403
Premises and equipment, net	**47,215**	50,566
Real estate and other assets owned, net	**1,542**	593
Accrued interest receivable	**13,421**	12,409
Core deposit intangible, net of accumulated amortization of $3,014 and $1,575 at December 31, 2002, and 2001, respectively	**6,822**	8,261
Goodwill	**33,189**	33,510
Other assets	**16,300**	15,070
$	**2,281,344**	2,085,747
Liabilities:		
Non-interest bearing deposits $	**295,016**	234,318
Interest bearing deposits	**1,164,907**	1,211,746
Advances from Federal Home Loan Bank of Seattle	**483,660**	367,295
Securities sold under agreements to repurchase	**46,206**	32,585
Other borrowed funds	**15,087**	1,060
Accrued interest payable	**6,090**	9,179
Deferred tax liability	**8,629**	1,780
Trust preferred securities	**35,000**	35,000
Other liabilities	**14,500**	15,801
Total liabilities	**2,069,095**	1,908,764
Stockholders' equity:		
Preferred shares, 1,000,000 shares authorized. None outstanding at December 31, 2002 and 2001	**--**	--
Common stock, $.01 par value per share. 50,000,000 shares authorized, 17,285,818 and 16,874,422 issued and outstanding at December 31, 2002 and 2001, respectively	**173**	169
Paid-in capital	**173,408**	167,371
Retained earnings - substantially restricted	**28,557**	7,687
Accumulated other comprehensive income	**10,111**	1,756
Total stockholders' equity	**212,249**	176,983
$	**2,281,344**	2,085,747

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Operations

(dollars in thousands, except per share data)		Years ended December 31, 2002	2001	2000
Interest Income:				
Real estate loans	$	29,290	34,012	19,557
Commercial loans		47,013	48,292	28,784
Consumer and other loans		22,559	25,528	14,856
Investment securities and other		35,127	30,088	15,640
Total Interest Income		133,989	137,920	78,837
Interest Expense:				
Deposits		26,268	42,692	22,674
Federal Home Loan Bank of Seattle advances		16,959	18,280	13,454
Securities sold under agreements to repurchase		591	1,014	949
Trust preferred securities		3,616	3,313	--
Other borrowed funds		88	247	280
Total Interest Expense		47,522	65,546	37,357
Net Interest Income		86,467	72,374	41,480
Provision for loan losses		5,745	4,525	1,864
Net interest income after provision for loan losses		80,722	67,849	39,616
Non-Interest Income:				
Service charges and other fees		14,011	12,290	7,839
Miscellaneous loan fees and charges		4,196	4,058	1,917
Gain on sale of loans		5,456	4,132	2,049
Gain on sale of investments, net		238	64	51
Other income		2,016	2,707	1,438
Total Non-Interest Income		25,917	23,251	13,294
Non-Interest Expense:				
Compensation, employee benefits and related expenses		30,448	27,941	16,214
Occupancy and equipment expense		9,591	8,679	4,830
Outsourced data processing expense		2,048	2,596	1,313
Core deposit intangibles amortization		1,439	1,325	199
Goodwill amortization		--	1,699	360
Merger expense		--	1,975	--
Other expense		14,287	13,135	8,350
Minority interest		--	35	61
Total Non-Interest Expense		57,813	57,385	31,327
Earnings before income taxes		48,826	33,715	21,583
Federal and state income tax expense		16,424	12,026	7,580
Net Earnings	$	32,402	21,689	14,003
Basic earnings per share	$	1.89	1.38	1.22
Diluted earnings per share	$	1.86	1.34	1.21

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2002, 2001, and 2000

(Dollars in thousands, except per share data)	Common Stock Shares	Common Stock Amount	Paid-in capital	Retained earnings (accumulated deficit) substantially restricted	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at December 31, 1999	10,394,041	$ 104	87,387	2,996	(5,431)	85,056
Comprehensive income:						
Net earnings	--	--	--	14,003	--	14,003
Unrealized gain on securities, net of reclassification adjustment	--	--	--	--	5,689	5,689
Total comprehensive income	--	--	--	--	--	19,692
Cash dividends declared ($.59 per share)	--	--	--	(6,752)	--	(6,752)
Stock options exercised	14,161	--	134	--	--	134
Tax benefit from stock related compensation	--	--	16	--	--	16
10% stock dividend	1,039,608	10	14,302	(14,334)	--	(22)
Dissenting Mountain West shareholders	(660)	--	(11)	--	--	(11)
Balance at December 31, 2000	11,447,150	$ 114	101,828	(4,087)	258	98,113
Comprehensive income:						
Net earnings	--	--	--	21,689	--	21,689
Unrealized gain on securities, net of reclassification adjustment	--	--	--	--	1,498	1,498
Total comprehensive income	--	--	--	--	--	23,187
Cash dividends declared ($.60 per share)	--	--	--	(9,915)	--	(9,915)
Stock options exercised	864,571	9	6,755	--	--	6,764
Tax benefit from stock related compensation	--	--	2,778	--	--	2,778
Conversion of debentures	32,239	1	341	--		342
Stock issued in connection with merger of WesterFed Financial Corporation	4,530,462	45	55,669	--	--	55,714
Balance at December 31, 2001	16,874,422	$ 169	167,371	7,687	1,756	176,983
Comprehensive income:						
Net earnings	--	--	--	32,402	--	32,402
Unrealized gain on securities, net of reclassification adjustment	--	--	--	--	8,355	8,355
Total comprehensive income	--	--	--	--	--	40,757
Cash dividends declared ($.67 per share)	--	--	--	(11,532)	--	(11,532)
Stock options exercised	411,396	4	4,957	--	--	4,961
Tax benefit from stock related compensation	--	--	1,080	--	--	1,080
Balance at December 31, 2002	17,285,818	$ 173	173,408	28,557	10,111	212,249

Disclosure of reclassification amount:	Year ended December 31, 2002	2001	2000
Unrealized and realized holding gains arising during the year	$ 13,980	2,528	9,449
Tax expense	(5,480)	(991)	(3,725)
Net after tax	8,500	1,537	5,724
Reclassification adjustment for net gains included in net income	(238)	(64)	(51)
Tax expense	93	25	16
Net after tax	(145)	(39)	(35)
Net change in unrealized gain on available-for-sale securities	$ 8,355	1,498	5,689

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)		Years ended December 31, 2002	2001	2000
OPERATING ACTIVITIES :				
Net earnings	$	32,402	21,689	14,003
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:				
Mortgage loans held for sale originated or acquired		(409,481)	(293,354)	(103,284)
Proceeds from sales of mortgage loans held for sale		390,353	255,671	102,122
Provision for loan losses		5,745	4,525	1,864
Depreciation of premises and equipment		4,178	3,837	2,315
Amortization of goodwill and core deposit intangible		1,439	3,024	559
Gain on sale of investments, net		(238)	(64)	(51)
Gain on sale of loans		(5,456)	(4,132)	(2,049)
Amortization of investment securities premiums and discounts, net		5,640	3,268	162
Federal Home Loan Bank of Seattle stock dividends		(2,170)	(1,990)	(1,022)
Gain on sale of branches		--	(511)	(198)
Deferred tax expense (benefit)		1,466	593	(139)
Net (increase) decrease in accrued interest receivable		(1,012)	485	(1,026)
Net (decrease) increase in accrued interest payable		(3,089)	(3,462)	1,874
Net (decrease) increase in current income taxes		(915)	1,077	(75)
Net increase in other assets		(1,041)	(7,706)	(15)
Net decrease in other liabilities and minority interest		(1,205)	(10,934)	(107)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		16,616	(27,984)	14,933
INVESTING ACTIVITIES:				
Proceeds from sales, maturities and prepayments of investment securities available-for-sale		206,554	183,752	34,042
Purchases of investment securities available-for-sale		(429,596)	(295,498)	(27,335)
Principal collected on installment and commercial loans		576,109	433,639	231,674
Installment and commercial loans originated or acquired		(617,200)	(471,819)	(311,590)
Principal collections on mortgage loans		259,774	308,530	128,714
Mortgage loans originated or acquired		(178,171)	(192,668)	(132,464)
Net purchase of FHLB and FRB stock		(3,687)	(3,857)	(475)
Acquisition of WesterFed Financial Corporation and several branches		--	109,042	--
Net payments for sale of branches		--	(53,131)	(901)
Net (addition) disposal of premises and equipment		(828)	984	(3,307)
Acquisition of minority interest		--	(251)	--
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(187,045)	18,723	(81,642)
FINANCING ACTIVITIES:				
Net increase in deposits		13,859	18,549	81,878
Net increase (decrease) in FHLB advances and other borrowed funds		130,391	1,876	(14,055)
Net increase (decrease) in securities sold under repurchase agreements		13,621	(143)	5,111
Proceeds from issuance of trust preferred securities		--	35,000	--
Conversion of debentures		--	(8)	--
Cash dividends paid		(11,532)	(9,915)	(6,905)
Proceeds from exercise of stock options and other stock issued		6,041	9,542	101
NET CASH PROVIDED BY FINANCING ACTIVITIES		152,380	54,901	66,130
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(18,049)	45,640	(579)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		97,426	51,786	52,365
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	79,377	97,426	51,786
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	62,762	68,545	35,483
Cash paid during the year for income taxes	$	14,793	8,243	7,794

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) General

Glacier Bancorp, Inc. (the "Company"), a Delaware corporation organized in 1990, is a multi-bank holding company that provides a full range of banking services to individual and corporate customers in Montana, Idaho and Utah through its subsidiary banks. The subsidiary banks are subject to competition from other financial service providers. The subsidiary banks are also subject to the regulations of certain government agencies and undergo periodic examinations by those regulatory authorities.

The accounting and consolidated financial statement reporting policies of the Company conform with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities as of the date of the statement of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the subsidiary banks' allowance for loan losses. Such agencies may require the subsidiary banks to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its nine wholly owned operating subsidiaries, Glacier Bank ("Glacier"), First Security Bank of Missoula ("First Security"), Western Security Bank ("Western"), Mountain West Bank in Idaho, ("Mountain West"), Big Sky Western Bank, ("Big Sky"), Valley Bank of Helena ("Valley"), Glacier Bank of Whitefish ("Whitefish"), Glacier Capital Trust I ("Glacier Trust"), and Community First, Inc. ("CFI"). All significant inter-company transactions have been eliminated in consolidation. The Company owns 100% of the outstanding stock of each of the subsidiaries.

Mountain West was acquired February 4, 2000 using the pooling of interests method of accounting. Under this method, financial information for each of the periods presented includes the combined companies as though the merger had occurred prior to the earliest date presented. Western was acquired on February 28, 2001 through the purchase of WesterFed Financial Corporation, its parent company. The WesterFed acquisition was accounted for using the purchase method of accounting. Accordingly, the financial information presented includes the operations of Western since the date of acquisition. See footnote 20 for additional information related to these transactions.

On July 31, 2001, Glacier Bank of Eureka was merged into Whitefish and the minority interest of both banks was redeemed.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash held as demand deposits at various banks and regulatory agencies, interest bearing deposits and federal funds sold with original maturities of three months or less.

(d) Investment Securities

Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair market value, with unrealized gains and losses included in income. Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, shown as a separate component of stockholders' equity. Currently, the Company only holds available-for-sale securities.

1. Summary of Significant Accounting Policies . . . continued

Premiums and discounts on investment securities are amortized or accreted into income using a method that approximates the level-yield interest method. The cost of any investment, if sold, is determined by specific identification. Declines in the fair value of securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value.

(e) Loans Receivable

Loans that are intended to be held to maturity are reported at their unpaid principal balance less chargeoffs, specific valuation accounts, and any deferred fees or costs on originated loans. Purchased loans are reported net of unamortized premiums or discounts. Discounts and premiums on purchased loans and net loan fees on originated loans are amortized over the expected life of loans using methods that approximate the interest method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal unless such past due loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgement of management, the loans are estimated to be fully collectible as to both principal and interest.

(f) Loans Held for Sale

Mortgage and commercial loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to income. A sale is recognized when the Company surrenders control of the loan and consideration, other than beneficial interests in the loan, is received in exchange. A gain is recognized to the extent the selling price exceeds the carrying value.

(g) Allowance for Loan Losses

Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions, and independent appraisals.

The Company also provides an allowance for losses on impaired loans. Groups of small balance homogeneous loans (generally consumer and residential real estate loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for loan losses is increased through a charge to expense for the amount of the impairment. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that the sole source of repayment for the loan is the operations or liquidation of the underlying collateral. In such cases, impairment is measured by determining the current value of the collateral, reduced by anticipated selling costs. The Company recognizes interest income on impaired loans only to the extent the cash payments are received.

(h) Premises and Equipment

Premises and equipment are stated at cost less depreciation. Depreciation is computed on a straight-line method over the estimated useful lives or the term of the related lease. The estimated useful life for office building is 15-40 years and the estimated useful life for furniture, fixtures, and equipment is 3-10 years.

1. Summary of Significant Accounting Policies ... continued

i) Real Estate Owned
Property acquired by foreclosure or deed in lieu of foreclosure is carried at the lower of cost or estimated fair value, less selling costs. Costs, excluding interest, relating to the improvement of property are capitalized, whereas those relating to holding the property are charged to expense. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller. If the fair value of the asset minus the estimated cost to sell is less than the cost of the property, a loss is recognized and the asset carrying value is reduced.

(j) Restricted Stock Investments
The Company holds stock in the Federal Home Loan Bank of Seattle (FHLB) and the Federal Reserve Bank (FRB). FHLB and FRB stocks are restricted because they may only be sold to another member institution or the FHLB or FRB at their par values. Due to restrictive terms, and the lack of a readily determinable market value, FHLB and FRB stocks are carried at cost.

(k) Goodwill
The excess of purchase price over the fair value of net assets from acquisitions ("Goodwill"), prior to January 1, 2002, was being amortized using the straight-line method over periods of primarily 5 to 25 years. As of January 1, 2002, the Company ceased amortization of goodwill as a result of Financial Accounting Standards Board (FASB) Statement 142, *Goodwill and Other Intangible Assets* and Statement 147, *Acquisition of Certain Financial Institutions.* As of January 1, 2002, on an annual basis, the Company tests goodwill for impairment at the subsidiary level. In addition, goodwill is tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has occurred. See Management Discussion and Analysis for information related to the recently issued accounting standards. As of December 31, 2002 and 2001 the accumulated amortization of goodwill was $3,001,000.

(l) Core Deposit Intangibles
Core deposit intangibles represent the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. The useful life of the core deposit intangible is reevaluated on an annual basis, with any changes in estimated useful life being accounted for prospectively over the revised remaining life.

(m) Income Taxes
Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n) Stock-based Compensation
Compensation cost for stock-based compensation to employees is measured at the grant date using the intrinsic value method. Under the intrinsic value method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to ultimately acquire the stock and is recognized over any related service period.

The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $3.26, $2.81, and $2.47, respectively, on the date of grant using the Black Scholes option-pricing model with the following assumptions: 2002 – expected dividend yield of 3.02%, risk-free interest rate of 2.73%, volatility ratio of 23%, and expected life of 4.8 years: 2001 – expected dividend yield of 3.60%, risk-free interest rate of 4.44%, volatility ratio of 25%, and expected life of 4.8 years: 2000 – expected dividend yield of 4.60%, risk-free interest rate of 4.98%, volatility ratio of 25%, and expected life of 4.8 years.

1. Summary of Significant Accounting Policies . . . continued

The exercise price of all options granted has been equal to the fair market value of the underlying stock at the date of grant and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value of the option itself at the grant date for its stock options under FASB Statement 123, *Accounting for Stock-Based Compensation,* the Company's net income would have been reduced to the pro forma amounts indicated below:

			Years ended December 31,		
			2002	2001	2000
Net earnings (in thousands):	As reported	$	32,402	21,689	14,003
	Compensation cost		(577)	(329)	(624)
	Pro forma		31,825	21,360	13,379
Basic earnings per share:	As reported		1.89	1.38	1.22
	Compensation cost		(0.03)	(0.02)	(0.05)
	Pro forma		1.86	1.36	1.17
Diluted earnings per share:	As reported		1.86	1.34	1.21
	Compensation cost		(0.03)	(0.02)	(0.05)
	Pro forma		1.83	1.32	1.16

(o) Long-lived Assets

Long-lived assets, including core deposit intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. At December 31, 2002 and 2001 there were no assets that were considered impaired.

(p) Mortgage Servicing Rights

The Company recognizes the rights to service mortgage loans for others, whether acquired or internally originated. Loan servicing rights are initially recorded at fair value based on comparable market quotes and are amortized as other expense in proportion to and over the period of estimated net servicing income. Loan servicing rights are evaluated quarterly for impairment by discounting the expected future cash flows, taking into consideration the estimated level of prepayments based on current industry expectations and the predominant risk characteristics of the underlying loans including loan type, note rate and loan term. Impairment adjustments, if any, are recorded through a valuation allowance.

As of December 31, 2002 and 2001 the carrying value of servicing rights was approximately $1,973,000 and $2,200,000, respectively. Amortization expense of $480,000, $314,000, and $89,000 was recognized in the years ended December 31, 2002, 2001, and 2000, respectively. The servicing rights are included in other assets on the balance sheet and are amortized over the period of estimated net servicing income. There was no impairment of carrying value at December 31, 2002 or 2001. At December 31, 2002, the fair value of mortgage servicing rights was approximately $2,172,000.

(q) Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing such net earnings by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method. Previous period amounts are restated for the effect of stock dividends and splits.

1. Summary of Significant Accounting Policies ... continued

(r) Comprehensive Income

Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses on available-for-sale securities.

(s) Reclassifications

Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 presentation.

2. Cash on Hand and in Banks

The subsidiary banks are required to maintain an average reserve balance with either the Federal Reserve Bank or in the form of cash on hand. The amount of this required reserve balance at December 31, 2002 was $7,404,000.

3. Investment Securities, Available for Sale

A comparison of the amortized cost and estimated fair value of the Company's investment securities, available for sale, is as follows.

INVESTMENTS AS OF DECEMBER 31, 2002

(Dollars in thousands)	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Federal Agencies					
maturing after ten years	3.45%	$ 1,086	10	(2)	1,094
	3.45%	1,086	10	(2)	1,094
State and Local Governments and other issues:					
maturing within one year	5.81%	3,144	53	-	3,197
maturing one year through five years	5.20%	10,037	227	(98)	10,166
maturing five years through ten years	5.44%	2,457	101	-	2,558
maturing after ten years	5.44%	236,620	8,046	(1,075)	243,591
	5.43%	252,258	8,427	(1,173)	259,512
Mortgage-Backed Securities	5.39%	81,043	2,440	(82)	83,401
Real Estate Mortgage Investment Conduits	4.63%	388,927	7,208	(181)	395,954
FHLB and FRB stock, at cost	6.17%	42,864	-	-	42,864
Total Investments	5.06%	$ 766,178	18,085	(1,438)	782,825

3. Investment Securities, Available for Sale...continued

INVESTMENTS AS OF DECEMBER 31, 2001

(Dollars in thousands)	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Federal Agencies					
maturing after ten years	2.77%	$ 1,330	12	(3)	1,339
	2.77%	1,330	12	(3)	1,339
State and Local Governments and other issues:					
maturing within one year	3.25%	4,639	28	-	4,667
maturing one year through five years	5.36%	13,774	291	(65)	14,000
maturing five years through ten years	5.50%	2,349	57	(6)	2,400
maturing after ten years	5.81%	135,789	1,563	(1,722)	135,630
	5.67%	156,551	1,939	(1,793)	156,697
Mortgage-Backed Securities	6.08%	129,322	1,868	(126)	131,064
Real Estate Mortgage Investment Conduits	6.11%	218,470	2,941	(1,933)	219,478
FHLB and FRB stock, at cost	6.82%	37,007	-	-	37,007
Total Investments	6.01%	$ 542,680	6,760	(3,855)	545,585

The book value of investment securities is as follows at:

(dollars in thousands)	December 31 2000
U.S. Government and Federal Agencies	$ 9,573
State and Local Governments and Other Issues	61,842
Mortgage-Backed Securities	39,485
Real Estate Mortgage Investment Conduits	100,988
FHLB and FRB stock	18,098
	$ 229,986

Maturities of securities do not reflect repricing opportunities present in adjustable rate securities, nor do they reflect expected shorter maturities based upon early prepayment of principal. Weighted yields on tax-exempt investment securities exclude the tax effect. The Real Estate Mortgage Investment Conduits are backed by the FNMA, GNMA, or FHLMC.

Interest Income includes tax-exempt interest for the years ended December 31, 2002, 2001, and 2000 of $8,074,000, $4,624,000, and $2,659,000, respectively.

Gross proceeds from sales of investment securities for the years ended December 31, 2002, 2001, and 2000 were approximately $31,695,000, $86,311,000 and $19,253,000 respectively, resulting in gross gains of approximately $451,000, $71,000 and $127,000 and gross losses of approximately $213,000, $7,000 and $76,000, respectively. The cost of any investment sold is determined by specific identification.

At December 31, 2002, the Company had investment securities with carrying values of approximately $113,742,000 pledged as security for deposits of several local government units, securities sold under agreements to repurchase, and as collateral for treasury tax and loan borrowings.

4. Loans Receivable, Net and Loans Held for Sale

The following is a summary of loans receivable, net and loans held for sale at:

(dollars in thousands)		December 31, 2002	2001
Residential first mortgage	$	**310,205**	395,417
Loans held for sale		**51,987**	27,403
Commercial real estate		**397,803**	379,346
Commercial		**276,675**	241,811
Consumer		**112,893**	142,875
Home equity		**174,033**	156,140
		1,323,596	1,342,992
Net deferred loan fees, premiums and discounts		**(1,999)**	(2,011)
Allowance for loan losses		**(20,944)**	(18,654)
	$	**1,300,653**	1,322,327

The following is a summary of activity in allowance for losses on loans:

(dollars in thousands)		Years ended December 31, 2002	2001	2000
Balance, beginning of period	$	**18,654**	7,799	6,722
Acquisitions		**--**	8,893	--
Net charge offs		**(3,455)**	(2,563)	(787)
Provision		**5,745**	4,525	1,864
Balance, end of period	$	**20,944**	18,654	7,799

The following is the allocation of allowance for loan losses and percent of loans in each category at:

		December 31, 2002			December 31, 2001	
(dollars in thousands)		**Amount**	**Percent of of loans in category**		Amount	Percent of of loans in category
Residential first mortgage and loans held for sale	$	**2,334**	**27.4%**	$	2,722	31.5%
Commercial real estate		**7,088**	**30.1%**		5,906	28.3%
Other commercial		**7,670**	**20.9%**		6,225	18.0%
Consumer loans		**1,830**	**8.5%**		2,132	10.6%
Home equity		**2,022**	**13.1%**		1,669	11.6%
	$	**20,944**	**100.0%**	$	18,654	100.0%

Substantially all of the Company's loan receivables are with customers within the Company's market area. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the economic performance in the Company's market areas. At December 31, 2002, no individual borrower had outstanding loans or commitments exceeding 10% of the Company's consolidated stockholders' equity.

Impaired loans, which consists of those reported as non-accrual, for the years ended December 31, 2002, 2001, and 2000 were approximately $8,042,000, $9,232,000, and $1,154,000, respectively, of which no impairment allowance was deemed necessary. The average recorded investment in impaired loans for

4. Loans Receivable, Net and Loans Held for Sale . . . continued

the years ended December 31, 2002, 2001, and 2000 was approximately $8,275,000, $7,842,000, and $1,309,000, respectively. Interest income that would have been recorded on impaired loans if such loans had been current for the entire period would have been approximately $596,000, $658,000, and $101,000 for the years ended December 31, 2002, 2001, and 2000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2002, 2001, and 2000 was not significant. Loans ninety days overdue and still accruing for the years ended December 31, 2002, 2001, and 2000 were approximately $1,998,000, $1,437,000, and $750,000, respectively.

The weighted average interest rate on loans was 7.48% and 8.37% at December 31, 2002 and 2001, respectively.

At December 31, 2002, 2001 and 2000 loans sold and serviced for others were $253,063,000, $286,996,000, and $146,534,000, respectively.

At December 31, 2002 the Company had $674,811,000 in variable rate loans and $648,785,000 in fixed rate loans.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, and involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company did not have any outstanding commitments on impaired loans as of December 31, 2002.

The Company had outstanding commitments as follows:

(dollars in thousands)	December 31, 2002	2001
Loans and loans in process	$ **208,345**	159,481
Unused consumer lines of credit	**78,138**	60,890
Letters of credit	**18,716**	23,750
	$ **305,199**	244,121

Substantially all of the loans held for sale at December 31, 2002 and 2001 were committed to be sold.

The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2002 was approximately $21,187,000. During 2002, new loans to such related parties were approximately $15,358,000 and repayments were approximately $7,157,000.

5. Premises and Equipment, Net

Premises and equipment, net consist of the following at:

(dollars in thousands)	December 31, 2002	2001
Land	$ **10,324**	10,956
Office buildings and construction in progress	**35,830**	37,241
Furniture, fixtures and equipment	**22,066**	23,317
Leasehold improvements	**2,613**	2,149
Accumulated depreciation	**(23,618)**	(23,097)
	$ **47,215**	50,566

6. Goodwill and Other Intangible Assets

The following table sets forth information regarding the Company's core deposit intangibles and mortgage servicing rights:

(Dollars in thousands)		Core Deposit Intangible	Mortgage Servicing Rights (1)	Total
As of December 31, 2002				
Gross carrying value	$	9,836		
Accumulated Amortization		(3,014)		
Net carrying value	$	6,822	1,973	8,795
As of December 31, 2001				
Gross carrying value	$	9,836		
Accumulated Amortization		(1,575)		
Net carrying value	$	8,261	2,200	10,461
Weighted-Average amortization period				
(Period in years)		10.0	8.9	9.8
Aggregate Amortization Expense				
For the year ended December 31, 2001	$	1,325	314	1,639
For the year ended December 31, 2002		1,439	480	1,919
Estimated Amortization Expense				
For the year ended December 31, 2003		1,219	332	1,551
For the year ended December 31, 2004		1,011	317	1,328
For the year ended December 31, 2005		847	302	1,149
For the year ended December 31, 2006		779	286	1,065
For the year ended December 31, 2007		766	271	1,037

(1) Gross carrying value and accumulated amortization are not readily available

As of January 1, 2002, the Company no longer amortizes goodwill as a result of the FASB Statements 142 and 147. See Management Discussion and Analysis for further information regarding recently issued accounting standards. The following pro forma information presents the consolidated results of operations as if the adoption of Statements 142 and 147 had occurred on January 1, 2000.

		For the year ended December 31,		
(Dollars in thousands)		2002	2001	2000
Reported net income	$	32,402	21,689	14,003
Add back goodwill amortization, net of tax		-	1,368	236
Adjusted net income	$	32,402	23,057	14,239

		2002		2001		2000	
		Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Reported net income	$	1.89	1.86	1.38	1.34	1.22	1.21
Add back goodwill amortization, net of tax		-	-	0.09	0.09	0.02	0.02
Adjusted net income	$	1.89	1.86	1.47	1.43	1.24	1.23

7. Deposits

Deposits consist of the following at:

(dollars in thousands)	December 31, 2002 Weighted Average Rate	December 31, 2002 Amount	December 31, 2002 Percent	December 31, 2001 Amount	December 31, 2001 Percent
Demand accounts	0.0%	$ 295,016	20.2%	$ 234,318	16.2%
NOW accounts	0.4%	214,177	14.7%	218,048	15.1%
Savings accounts	0.7%	124,787	8.5%	122,042	8.4%
Money market demand accounts	1.9%	353,998	24.2%	313,934	21.7%
Certificate accounts:					
2.00% and lower		106,556	7.3%	6,868	0.5%
2.01% to 3.00%		157,980	10.8%	102,961	7.1%
3.01% to 4.00%		103,393	7.1%	140,610	9.7%
4.01% to 5.00%.		33,916	2.3%	125,544	8.7%
5.01% to 6.00%		37,822	2.7%	107,462	7.5%
6.01% to 7.00%		30,894	2.1%	70,672	4.9%
7.01% and higher		1,384	0.1%	3,605	0.2%
Total certificate accounts	3.6%	471,945	32.4%	557,722	38.6%
Total interest bearing deposits	2.2%	1,164,907	79.8%	1,211,746	83.8%
Total deposits	1.8%	$ 1,459,923	100.0%	1,446,064	100.0%
Deposits with a balance in excess of $100,000		$ 458,384		$ 416,137	

At December 31, 2002, scheduled maturities of certificate accounts are as follows:

(dollars in thousands)	Total	Years ending December 31, 2003	2004	2005	2006	Thereafter
2.00% and lower	$ 106,556	105,228	1,200	128	--	--
2.01% to 3.00%	157,980	137,001	18,852	2,036	68	23
3.01% to 4.00%	103,393	72,620	20,560	8,350	1,014	849
4.01% to 5.00%	33,916	16,263	6,140	5,060	4,028	2,425
5.01% to 6.00%	37,822	13,801	7,792	2,348	2,576	11,305
6.01% to 7.00%	30,894	12,582	3,225	6,265	1,842	6,980
7.01% and higher	$ 1,384	881	17	486	--	--
	471,945	358,376	57,786	24,673	9,528	21,582

Interest expense on deposits is summarized as follows:

(dollars in thousands)	Years ended December 31, 2002	2001	2000
NOW accounts	$ 723	1,758	1,068
Savings accounts	857	1,855	806
Money market demand accounts	6,771	9,575	7,447
Certificate accounts	17,917	29,504	13,353
	$ 26,268	42,692	22,674

8. Advances from Federal Home Loan Bank of Seattle

Advances from the Federal Home Loan Bank of Seattle (FHLB) consist of the following:

	Maturing in years ending December 31,						Totals as of December 31,	
(dollars in thousands)	2003	2004	2005	2006	2007	2008-2013	2002	2001
1.00% to 2.00%........	23,815	--	--	--	59,700	--	83,515	35,600
2.01% to 3.00%........	8,000	26,000	13,000	4,000	36,000	--	87,000	325
3.01% to 4.00%........	--	35,250	41,350	--	--	40,000	116,600	18,500
4.01% to 5.00%........	83,075	5,500	--	--	--	42,000	130,575	216,977
5.01% to 6.00%........	30,573	12,652	144	144	144	18,129	61,786	84,693
6.01% to 7.00%.........	233	184	169	969	69	870	2,494	9,470
7.01% to 8.00%........	340	240	210	500	300	100	1,690	1,530
8.01% to 8.15%........	--	--	--	--	--	--	--	200
	$ 146,036	79,826	54,873	5,613	96,213	101,099	483,660	367,295

These advances are collateralized by the FHLB stock held by the Company and a blanket assignment of the Bank's unpledged qualifying real estate loans and investments. The total amount of advances available, subject to collateral availability, as of December 31, 2002 was approximately $292,377,000.

The weighted average interest rate on these advances was 4.15% and 5.24% at December 31, 2002 and 2001, respectively.

The Federal Home Loan Bank of Seattle holds callable options, which may be exercised after a predetermined time as shown below as of December 31, 2002:

(dollars in thousands)	Amount	Interest Rate	Maturity	Earliest Call
Call Terms				
Quarterly at FHLB option	$ 59,700	1.22% - 1.23%	2007	2003
Quarterly at FHLB option	13,000	2.33%	2007	2004
Quarterly at FHLB option	13,000	2.88%	2007	2005
Quarterly at FHLB option	10,000	2.97%	2007	2005
Quarterly at FHLB option	3,000	5.37%	2008	2003
Quarterly at FHLB option	15,000	5.52%	2008	2003
If three month LIBOR is greater than 8% on quarterly measurement date after initial term............	82,000	3.49% - 4.83%	2012	2004
	$ 195,700			

9. Securities Sold Under Agreements to Repurchase and Other Borrowed Funds

Securities sold under agreements to repurchase consist of the following at:

(dollars in thousands)		Repurchase amount	Weighted average rate		Book value of underlying assets	Market value of underlying assets
December 31, 2002						
Securities sold under agreements to repurchase within:						
1-30 days		**46,206**	**1.46%**		**67,846**	**70,722**
	$	**46,206**	**1.46%**	**$**	**67,846**	**70,722**
December 31, 2001:						
Securities sold under agreements to repurchase within:						
1-30 days	$	29,452	2.09%	$	46,721	49,088
Greater than 90 days......................		3,133	2.38%		2,538	2,657
	$	32,585	2.11%	$	49,259	51,745

The securities, consisting of agency issued or guaranteed mortgage backed securities, underlying agreements to repurchase entered into by the Company are for the same securities originally sold, and are held in a custody account by a third party. For the year ended December 31, 2002 and 2001 securities sold under agreements to repurchase averaged approximately $35,480,000 and $27,375,000, respectively, and the maximum outstanding at any month end during the year was approximately $46,206,000 and $37,814,000, respectively.

The Company also has a treasury tax and loan account note option program which provides short term funding with no fixed maturity date up to $19,500,000 at federal funds rates minus 25 basis points. At December 31, 2002 and 2001 the outstanding balance under this program was approximately $15,087,000 and $1,060,000. The borrowings are secured with investment securities with a par value of approximately $27,320,000 and a market value of approximately $28,680,000. For the year ended December 31, 2002, the maximum outstanding at any month end was approximately $16,799,000 and the average balance was approximately $5,541,000.

During 1999, the Company assumed Big Sky's subordinated convertible debentures as part of the merger transaction. The outstanding balance at December 31, 2000 was $350,000. The interest rate was 7.5 percent, payable quarterly. On December 31, 2001, the debentures became due and were exchanged for 33,257 shares of Company stock and $8,508 in cash.

10. Trust Preferred Securities

On January 25, 2001, 1,400,000 shares of trust preferred shares were issued by Glacier Trust whose common equity is wholly owned by the Company. The Trust Preferred Securities bear a cumulative fixed interest rate of 9.40% and mature on February 1, 2031. Interest distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures of $35,000,000 at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guaranteed the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. The obligations of the Company under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Trust Preferred Securities. The Trust Preferred Securities qualify as Tier 1 capital under regulatory definitions.

The Subordinated Debentures are unsecured, bear interest at a rate of 9.40% per annum and mature on February 1, 2031. Interest is payable quarterly. The Company may defer the payment of interest at any time from time to time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on its common shares will be restricted.

Subject to approval by the Federal Reserve Bank, the Trust Preferred Securities may be redeemed prior to maturity at the Company's option on or after February 1, 2006 at par. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) Glacier Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by Parent Company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for Glacier Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier 1 Capital" under the Federal Reserve capital adequacy guidelines.

11. Regulatory Capital

The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank holding company. The following table illustrates the Federal Reserve Board's adequacy guidelines and the Company's compliance with those guidelines as of December 31, 2002:

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 (core) capital to risk weighted assets						
Consolidated...........	197,131	12.99%	60,712	4.00%	91,069	6.00%
Glacier....................	45,357	13.54%	13,404	4.00%	20,106	6.00%
First Security...........	36,963	11.06%	13,369	4.00%	20,053	6.00%
Western..................	38,755	15.33%	10,114	4.00%	15,171	6.00%
Mountain West........	25,088	9.85%	10,184	4.00%	15,276	6.00%
Big Sky	13,922	10.77%	5,169	4.00%	7,754	6.00%
Valley	13,647	11.43%	4,776	4.00%	7,164	6.00%
Whitefish.................	9,957	11.64%	3,423	4.00%	5,134	6.00%
Tier 2 (total) capital to risk weighted assets						
Consolidated...........	216,179	14.24%	121,425	8.00%	151,781	10.00%
Glacier....................	49,546	14.79%	26,808	8.00%	33,510	10.00%
First Security...........	41,147	12.31%	26,738	8.00%	33,422	10.00%
Western..................	41,991	16.61%	20,228	8.00%	25,285	10.00%
Mountain West........	27,618	10.85%	20,367	8.00%	25,459	10.00%
Big Sky	15,543	12.03%	10,338	8.00%	12,923	10.00%
Valley	14,860	12.45%	9,552	8.00%	11,940	10.00%
Whitefish.................	11,021	12.88%	6,845	8.00%	8,557	10.00%
Leverage capital to total average assets						
Consolidated...........	197,131	8.95%	88,110	4.00%	110,137	5.00%
Glacier....................	45,357	9.48%	19,132	4.00%	23,915	5.00%
First Security...........	36,963	7.82%	18,918	4.00%	23,647	5.00%
Western..................	38,755	9.83%	15,771	4.00%	19,714	5.00%
Mountain West........	25,088	6.71%	14,959	4.00%	18,699	5.00%
Big Sky	13,922	8.04%	6,929	4.00%	8,662	5.00%
Valley	13,647	7.54%	7,239	4.00%	9,049	5.00%
Whitefish.................	9,957	8.09%	4,922	4.00%	6,153	5.00%

11. Regulatory Capital. . . continued

The following table illustrates the Federal Reserve Board's adequacy guidelines and the Company's compliance with those guidelines as of December 31, 2001:

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 (core) capital to risk weighted assets						
Consolidated..........	168,389	11.81%	57,010	4.00%	85,515	6.00%
Glacier....................	39,317	12.04%	13,065	4.00%	19,597	6.00%
First Security...........	32,054	9.80%	13,078	4.00%	19,618	6.00%
Western.................	34,128	13.04%	10,466	4.00%	15,699	6.00%
Mountain West........	19,807	10.03%	7,902	4.00%	11,854	6.00%
Big Sky	11,778	9.53%	4,941	4.00%	7,412	6.00%
Valley	11,625	10.02%	4,641	4.00%	6,961	6.00%
Whitefish................	8,440	11.65%	2,898	4.00%	4,347	6.00%
Tier 2 (total) capital to risk weighted assets						
Consolidated..........	186,215	13.07%	114,020	8.00%	142,524	10.00%
Glacier....................	43,016	13.17%	26,129	8.00%	32,661	10.00%
First Security...........	35,797	10.95%	26,157	8.00%	32,696	10.00%
Western.................	37,422	14.30%	20,932	8.00%	26,165	10.00%
Mountain West........	21,850	11.06%	15,805	8.00%	19,756	10.00%
Big Sky	13,326	10.79%	9,882	8.00%	12,353	10.00%
Valley	12,817	11.05%	9,281	8.00%	11,601	10.00%
Whitefish................	9,346	12.90%	5,796	8.00%	7,245	10.00%
Leverage capital to total average assets						
Consolidated..........	168,389	8.21%	82,049	4.00%	102,561	5.00%
Glacier....................	39,317	8.32%	18,911	4.00%	23,639	5.00%
First Security...........	32,054	7.56%	16,958	4.00%	21,198	5.00%
Western.................	34,128	8.62%	15,845	4.00%	19,807	5.00%
Mountain West........	19,807	6.33%	12,511	4.00%	15,639	5.00%
Big Sky	11,778	7.10%	6,638	4.00%	8,297	5.00%
Valley	11,625	7.22%	6,442	4.00%	8,053	5.00%
Whitefish................	8,440	7.06%	4,784	4.00%	5,980	5.00%

The Federal Deposit Insurance Corporation Improvement Act generally restricts a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding Company if the institution would thereafter be capitalized at less than 8% of total risk-based capital, 4% of Tier I capital, or a 4% leverage ratio. At December 31, 2002 and 2001, the subsidiary banks' capital measures exceed the highest supervisory threshold, which requires total Tier II capital of at least 10%, Tier I capital of at least 6%, and a leverage ratio of at least 5%. Each of the subsidiaries was considered well capitalized by the respective regulator as of December 31, 2002 and 2001.

12. Federal and State Income Taxes

The following is a summary of consolidated income tax expense for:

(dollars in thousands)		Years ended December 31, 2002	2001	2000
Current:				
Federal	$	11,925	9,292	6,259
State		3,033	2,141	1,460
Total current tax expense		14,958	11,433	7,719
Deferred:				
Federal		1,139	454	(74)
State		327	139	(65)
Total deferred tax expense (benefit)		1,466	593	(139)
Total income tax expense	$	16,424	12,026	7,580

Federal and state income tax expense differs from that computed at the federal statutory corporate tax rate as follows for:

	Years ended December 31, 2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	4.4%	4.4%	4.2%
Tax-exempt interest income	-5.4%	-4.5%	-4.1%
Other, net	-0.4%	0.8%	0.0%
	33.6%	35.7%	35.1%

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows:

(dollars in thousands)		December 31, 2002	2001
Deferred tax assets:			
Allowance for losses on loans	$	8,270	7,816
Deferred compensation		1,211	1,540
Other		863	1,017
Total gross deferred tax assets		10,344	10,373
Deferred tax liabilities:			
Federal Home Loan Bank stock dividends		(8,301)	(7,870)
Fixed assets, due to differences in depreciation		(1,864)	(1,969)
Available-for-sale securities fair value adjustment		(6,536)	(1,149)
Other		(2,272)	(1,165)
Total gross deferred tax liabilities		(18,973)	(12,153)
Net deferred tax liability	$	(8,629)	(1,780)

There is no valuation allowance at December 31, 2002 and 2001 because management believes that it is more likely than not that the Company's deferred tax assets will be realized by offsetting future taxable income from reversing taxable temporary differences and anticipated future taxable income.

Retained earnings at December 31, 2002 includes approximately $3,600,000 for which no provision for Federal income tax has been made. This amount represents the base year bad debt reserve, which is essentially an allocation of earnings to pre-1988 bad debt deductions for income tax purposes only. This

12. Federal and State Income Taxes . . . continued

amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this reserve will be reduced and thereby result in taxable income in the foreseeable future. The Company is not currently contemplating any changes in its business or operations which would result in a recapture of this federal bad debt reserve into taxable income.

13. Employee Benefit Plans

Prior to 2002, the Company had a noncontributory defined contribution retirement plan covering substantially all employees. The Company followed the policy of funding retirement plan contributions as accrued. As of January 1, 2002, the retirement plan was merged with the employee savings plan as a profit sharing plan. The plan has a 3% "safe harbor" provision which is a non-elective contribution by the Company. In addition, elective contributions, depending on the Company's profitability, are made to the plan. The total plan expense for the years ended December 31, 2002, 2001, and 2000 was approximately $2,691,000, $1,599,000 and $1,058,000 respectively.

The Company also has an employees' savings plan. The plan allows eligible employees to contribute up to 25% of their monthly salaries. The Company matches an amount equal to 50% of the employee's contribution, up to 6% of the employee's total pay. Participants are at all times fully vested in all contributions. The Company's contribution to the savings plan for the years ended December 31, 2002, 2001 and 2000 was approximately $577,000, $511,000, and $331,000, respectively.

The Company has a Supplemental Executive Retirement Plan (SERP) which provides retirement benefits at the savings and retirement plan levels, for amounts that are limited by IRS regulations under those plans. The Company's contribution to the SERP for the years ended December 31, 2002, 2001 and 2000 was approximately $28,000, $9,000, and $18,000, respectively.

The Company has a non-funded deferred compensation plan for directors and senior officers. The plan provides for the deferral of cash payments of up to 25% of a participants' salary, and for 100% of bonuses and directors fees, at the election of the participant. The total amount deferred was approximately $67,000, $59,000, and $34,000, for the years ending December 31, 2002, 2001, and 2000, respectively. The participant receives an earnings credit at a one year certificate of deposit rate, or at the total return rate on Company stock, on the amount deferred, as elected by the participant at the time of the deferral election. The total earnings (losses) for the years ended 2002, 2001, and 2000 were approximately $72,000, $164,000, and ($24,000), respectively. In connection with the WesterFed acquisition (See note 20), the Company assumed the obligations of a deferred compensation plan for certain key employees. The plan provides predetermined periodic payments over 10 to 15 years upon retirement or death. As of December 31, 2002, the liability related to the obligation was approximately $2,300,000 and was included in other liabilities of the Consolidated Statements of Financial Condition. The amount expensed related to the obligation during 2002 was insignificant.

The Company has entered into employment contracts with ten senior officers that provide benefits under certain conditions following a change in control of the Company.

14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,		
	2002	2001	2000
Net earnings available to common stockholders, basic $	32,401,809	21,689,058	14,003,000
After tax effect of interest on convertible subordinated debentures	--	16,000	16,000
Net earnings available to common stockholders, diluted $	32,401,809	21,705,058	14,019,000
Average outstanding shares - basic	17,151,759	15,701,935	11,440,391
Add: Dilutive stock options	292,726	406,089	70,730
Convertible subordinated debentures	--	33,025	33,025
Average outstanding shares - diluted	17,444,485	16,141,049	11,544,146
Basic earnings per share $	1.89	1.38	1.22
Diluted earnings per share $	1.86	1.34	1.21

There were no options excluded from the diluted share calculation in the current year due to market price exceeding the option exercise price as of December 31, 2002. Approximately 276,000 and 510,000 option shares in 2001 and 2000, respectively, were not included because the option exercise price exceeded the market value.

15. Stock Option Plans

In the year ended June 30, 1990, Incentive Stock Option Plans were approved which provided for the grant of options limited to 29,445 shares to outside Directors and 166,860 shares to certain full time employees of the Company. In the year ended December 31, 1994 a Stock Option Plan was approved which provided for the grant of options to outside Directors of the Company, limited to 50,000 shares. In the year ended December 31, 1995 a Stock Option Plan was approved which provided for the grant of options limited to 279,768 shares to certain full-time employees of the Company. In April 1999 the Directors 1994 Stock Option Plan, and the Employees 1995 Stock Option Plan, were amended to provide 100,000 and 600,000 additional shares for the Directors and Employees Plans, respectively. In April, 2002, the Directors 1994 Stock Option Plan and the Employees 1995 Stock Option Plan were amended to provide 500,000 and 1,000,000 additional shares to the director's and employee's plans, respectively. The option price at which the Company's common stock may be purchased upon exercise of options granted under the plans must be at least equal to the per share market value of such stock at the date the option is granted.

The fiscal 1990 and 1995 plans also contain provisions authorizing the grant of limited stock rights, which permit the optionee, upon a change in control of the Company, to surrender his or her options for cancellation and receive cash or common stock equal to the difference between the exercise price and the fair market value of the shares on the date of the grant. All option shares are adjusted for stock splits and stock dividends. The term of the options may not exceed five years from the date the options are granted. The employee options vest over a period of two years and the director options vest over a period of six months.

15. Stock Option Plans . . . continued

At December 31, 2002, total shares available for option grants to employees and directors are 1,880,848. Changes in shares granted for stock options for the years ended December 31, 2002, 2001, and 2000, are summarized as follows:

	Options outstanding		Options exercisable	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, December 31, 1999	711,456	$ 15.85	402,342	$ 12.41
Canceled	(12,687)	15.42	(28,889)	16.77
Granted	145,818	15.27		
Became exercisable			161,852	17.81
Stock dividend	54,887		60,210	
Exercised	(14,161)	9.47	(14,161)	9.47
Balance, December 31, 2000	885,313	14.34	581,354	13.13
Canceled	(45,059)	15.20	(18,523)	17.84
Granted	222,006	14.98		
Became exercisable			179,992	18.72
WesterFed acquisition	947,979	7.45	947,979	7.45
Exercised	(864,571)	7.82	(864,571)	7.82
Balance, December 31, 2001	1,145,668	13.64	826,231	13.28
Canceled	(20,158)	18.88	(3,516)	16.62
Granted	198,997	21.89		
Became exercisable			123,884	14.26
Exercised	(415,099)	12.15	(415,099)	12.15
Balance, December 31, 2002	909,408	16.00	531,500	14.36

The range of exercise prices on options outstanding at December 31, 2002 is as follows:

				Options exercisable	
Price range	Shares	Weighted average exercise price	Weighted average life of options	Shares	Weighted average exercise price
$2.76 - $7.11	29,625	$5.87	1.3 years	29,625	$5.87
$8.79 - $9.36	107,817	9.05	4.9 years	107,817	9.05
$11.20 - $12.94	84,139	11.81	4.2 years	81,139	11.77
$13.53 - $15.52	220,025	13.75	2.8 years	87,174	13.92
$17.50 - $19.47	234,245	18.38	.9 years	180,245	18.60
$20.71 - $22.69	233,557	21.72	4.0 years	45,500	21.12
	909,408	16.00	3.0 years	531,500	14.36

The options exercised during the year ended December 31, 2002 were at prices from $5.59 to $19.09.

In connection with the acquisition of WesterFed Financial Corporation, outstanding options for employees and directors of WesterFed for 947,979 were exchanged for options outstanding of Company stock at a weighted exercise price of $7.45.

16. Parent Company Information (Condensed)

The following condensed financial information is the unconsolidated (parent company only) information for Glacier Bancorp, Inc.:

Statements of Financial Condition (dollars in thousands)	December 31, 2002	2001
Assets:		
Cash	$ 4,807	6,548
Interest bearing cash deposits	6,010	441
Cash and cash equivalents	10,817	6,989
Investment securities, available-for-sale	1,393	321
Other assets	4,719	7,253
Investment in subsidiaries	233,866	200,438
	$ 250,795	215,001
Liabilities and Stockholders' Equity:		
Dividends payable	$ 3,115	2,538
Trust preferred securities	35,000	35,000
Other liabilities	431	480
Total liabilities	38,546	38,018
Common stock	173	169
Paid-in capital	173,408	167,371
Retained earnings	28,557	7,687
Accumulated other comprehensive income	10,111	1,756
Total stockholders' equity	212,249	176,983
	$ 250,795	215,001

Statements of Operations (dollars in thousands)	Years ended December 31, 2002	2001	2000
Revenues			
Dividends from subsidiaries	$ 13,232	37,268	8,650
Other income	178	371	163
Intercompany charges for services	5,381	3,826	2,469
Total revenues	18,791	41,465	11,282
Expenses			
Employee compensation and benefits	3,755	2,984	1,852
Goodwill amortization	-	236	243
Other operating expenses	6,778	6,743	1,635
Total expenses	10,533	9,963	3,730
Earnings before income tax benefit and equity in undistributed earnings of subsidiaries	8,258	31,502	7,552
Income tax benefit	(1,984)	(2,181)	(359)
Income before equity in undistributed earnings of subsidiaries	10,242	33,683	7,911
Earnings in excess of (less than) dividends distributed	22,160	(11,994)	6,092
Net earnings	$ 32,402	21,689	14,003

16. Parent Company Information (Condensed)...continued

Statements of Cash Flows (dollars in thousands)		Years ended December 31, 2002	2001	2000
Operating Activities				
Net earnings	$	**32,402**	21,689	14,003
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Goodwill amortization		--	236	243
Gain (loss) on sale of investments available-for-sale		43	--	(11)
Earnings (in excess of) less than dividends distributed		(22,160)	11,994	(6,092)
Net increase in other assets and other liabilities		1,761	(965)	322
Net cash provided by operating activities		12,046	32,954	8,465
Investing activities				
Purchases of investment securities available-for-sale		(1,261)	--	--
Proceeds from sales, maturities and prepayments of securities available-for-sale		234	254	702
Equity contribution to subsidiary		(1,000)	(61,934)	(2,200)
Net addition of premises and equipment		(700)	(921)	(480)
Acquisition of minority interest		--	(251)	--
Net cash used by investing activities		(2,727)	(62,852)	(1,978)
Financing activities				
Proceeds from exercise of stock options and other stock issued		6,041	9,542	101
Proceeds from issuance of trust preferred securities		--	35,000	--
Cash dividends paid		(11,532)	(9,915)	(6,905)
Net cash provided (used) by financing activities		(5,491)	34,627	(6,804)
Net increase (decrease) in cash and cash equivalents		3,828	4,729	(317)
Cash and cash equivalents at beginning of year		6,989	2,260	2,577
Cash and cash equivalents at end of year	$	10,817	6,989	2,260

17. Unaudited Quarterly Financial Data

Summarized unaudited quarterly financial data is as follows (in thousands except per share amounts):

		Quarters Ended, 2002 March 31	June 30	September 30	December 31
Interest income	$	33,078	33,507	33,829	33,575
Interest expense		12,711	11,906	11,698	11,207
Net interest income		20,367	21,601	22,131	22,368
Provision for loan losses		1,300	1,260	1,665	1,520
Income before income taxes		10,551	12,333	12,927	13,015
Net earnings		6,897	8,128	8,616	8,761
Basic earnings per share		0.41	0.47	0.50	0.51
Diluted earnings per share		0.40	0.47	0.49	0.50
Dividends per share		0.16	0.16	0.17	0.18
Market range high-low		$23.25-$19.10	$24.99-$20.85	$24.60-$19.73	$24.00-$19.90

17. Unaudited Quarterly Financial Data...continued

	Quarters Ended, 2001 (1)			
	March 31	June 30	September 30	December 31
Interest income .... $	26,375	38,663	37,100	35,782
Interest expense................................	13,273	19,536	17,901	14,836
Net interest income.........................	13,102	19,127	19,199	20,946
Provision for loan losses..................	585	1,838	1,006	1,096
Income before income taxes............	6,129	8,683	8,879	10,024
Net earnings	3,914	5,608	5,707	6,460
Basic earnings per share....................	0.30	0.35	0.34	0.39
Diluted earnings per share.................	0.29	0.34	0.33	0.38
Dividends per share	0.15	0.15	0.15	0.15
Market range high-low	$16.13-$12.25	$19.75-$14.50	$19.20-$17.06	$21.19-$15.78

[1] Includes WesterFed results from February 28, 2001

18. Fair Value of Financial Instruments

Financial instruments have been defined to generally mean cash or a contract that implies an obligation to deliver cash or another financial instrument to another entity. For purposes of the Company's Consolidated Statement of Financial Condition, this includes the following items:

	2002		2001	
(dollars in thousands)	**Amount**	**Fair Value**	Amount	Fair Value
Financial Assets:				
Cash .... $	**74,624**	**74,624**	73,456	73,456
Interest bearing cash deposits	**4,753**	**4,753**	23,970	23,970
Investment securities	**260,606**	**260,606**	158,036	158,036
Mortgage-backed securities	**479,355**	**479,355**	350,542	350,542
Loans...	**1,300,653**	**1,341,141**	1,322,327	1,359,925
FHLB and Federal Reserve Bank stock	**42,864**	**42,864**	37,007	37,007
Financial Liabilities:				
Deposits .... $	**1,459,923**	**1,465,029**	1,446,064	1,472,241
Advances from the FHLB of Seattle.........................	**483,660**	**498,286**	367,295	375,253
Repurchase agreements and other borrowed funds.	**61,293**	**61,293**	33,645	33,645
Trust preferred securities....................................	**35,000**	**39,060**	35,000	38,780

Financial assets and financial liabilities other than securities are not traded in active markets. The above estimates of fair value require subjective judgments and are approximate. Changes in the following methodologies and assumptions could significantly affect the estimates. These estimates may also vary significantly from the amounts that could be realized in actual transactions.

Financial Assets – The estimated fair value approximates the book value of cash and interest bearing cash deposits. For investment and mortgage-backed securities, the fair value is based on quoted market prices. The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made. The fair value of FHLB and Federal Reserve Bank stock approximates the book value.

Financial Liabilities – The estimated fair value of demand and savings deposits approximates the book value since rates are periodically adjusted to market rates. Certificate accounts fair value is estimated by discounting the future cash flows using current rates for similar deposits. Advances from the FHLB of Seattle fair value is estimated by discounting future cash flows using current rates for advances with

18. Fair Value of Financial Instruments...continued

similar weighted average maturities. Repurchase agreements and other borrowed funds have variable interest rates, or are short term, so fair value approximates book value. The trust preferred securities' fair value is based on quoted market prices.

Off-balance sheet financial instruments – Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. Rates for these commitments are set at time of loan closing, so no adjustment is necessary to reflect these commitments at market value. See Note 4 to consolidated financial statements.

19. Contingencies and Commitments

The company leases certain land, premises and equipment from third parties under operating leases. Total rent expense for the year ended December 31, 2002, 2001, and 2000 was approximately $926,000 $865,000, and $462,000, respectively. The total future minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2002 are as follows (Dollars in thousands):

Years ended December 31,	Amount
2003	$ 881
2004	762
2005	635
2006	492
2007	350
Thereafter	2,925
Total minimum future rental expense	$ 6,045

The Company is a defendant in legal proceedings arising in the normal course of business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

20. Acquisitions

On February 28, 2001 the Company completed the acquisition of WesterFed Financial Corporation (WesterFed). The Company issued 4,530,462 shares and $37,274,000 cash to shareholders as consideration for the merger. The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of WesterFed were recorded by the Company at their respective fair values at the time of the completion of the merger and the results of WesterFed have been included with those of the Company since the date of the acquisition. The excess of the Company's purchase price over the net fair value of the assets acquired and liabilities assumed, including identifiable intangible assets, was recorded as goodwill.

On March 15, 2001, the Company acquired seven Wells Fargo & Company and First Security Corporation branches located in Idaho and Utah. The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of the acquired branches were recorded by the Company at their respective fair values at the date of the acquisition and the results of operations have been included with those of the Company since the date of acquisition. The excess of the Company's purchase price over the net fair value of the assets acquired and liabilities assumed, including identifiable intangible assets, was recorded as goodwill.

21. Sale of Branches

On June 23, 2001 the Company completed the sale of six branch locations in north central Montana with assets of $23,500,000 to Stockman Bank of Montana ("Stockman"). Stockman acquired five Western Security Bank offices and one Glacier Bank office. Included in the sale were loans of approximately $21,800,000, property and equipment with a book value of approximately $1,700,000, and deposits of $81,700,000. A gain of $511,000 was recognized on the sale.

22. Operating Segment Information

FASB Statement 131, *Financial Reporting for Segments of a Business Enterprise*, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. According to the statement, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance internally based on individual bank charter, and thus the operating segments are so defined. All segments, except for the segment defined as "other," are based on commercial banking operations. The operating segment defined as "other" includes the Parent company, nonbank operating units, and eliminations of transactions between segments.

The accounting policies of the individual operating segments are the same as those of the Company described in note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Expenses for centrally provided services are allocated based on the estimated usage of those services.

The following is a summary of selected operating segment information for the years ended and as of December 31, 2002, 2001, and 2000. During the third quarter of 2001, certain branches of Western were transferred to other Company owned banks located in the same geographic area which accounted for much of the change in activity for certain segments.

(Dollars in thousands)

2002	Glacier	First Security	Western	Mountain West	Big Sky	Valley	Whitefish	Other	Consolidated
Net interest income	$ 22,787	20,596	13,699	13,629	6,860	7,522	4,901	(3,527)	86,467
Provision for loan losses	1,080	1,800	325	695	330	1,335	180	-	5,745
Net interest income after provision for loan losses	21,707	18,796	13,374	12,934	6,530	6,187	4,721	(3,527)	80,722
Noninterest income	7,554	3,880	2,782	6,392	1,591	2,641	1,096	(19)	25,917
Core deposit amortization	332	325	419	224	49	90	-	-	1,439
Other noninterest expense	12,913	9,192	7,832	13,439	3,618	5,371	2,634	1,375	56,374
Income before income taxes	16,016	13,159	7,905	5,663	4,454	3,367	3,183	(4,921)	48,826
Income tax expense (benefit)	5,763	4,761	2,432	1,633	1,705	1,053	1,040	(1,963)	16,424
Net income	$ 10,253	8,398	5,473	4,030	2,749	2,314	2,143	(2,958)	32,402
Assets	$ 490,999	487,699	405,282	396,777	179,543	190,536	129,255	1,253	2,281,344
Net loans	319,906	300,481	188,793	214,453	111,378	97,937	68,066	(361)	1,300,653
Deposits	327,018	352,805	226,482	275,809	95,897	126,418	67,810	(12,316)	1,459,923
Stockholders' equity	53,492	44,678	46,647	44,429	16,439	17,038	11,078	(21,552)	212,249

23. Operating Segment Information . . . continued

(Dollars in thousands)

2001	Glacier	First Security	Western	Mountain West	Big Sky	Valley	Whitefish	Other	Consolidated
Net interest income $	19,032	14,239	17,094	10,141	4,678	5,998	4,290	(3,098)	72,374
Provision for loan losses	962	975	1,350	276	333	365	264	-	4,525
Net interest income after provision for loan losses	18,070	13,264	15,744	9,865	4,345	5,633	4,026	(3,098)	67,849
Noninterest income	7,216	3,070	4,517	3,855	1,294	1,990	1,157	152	23,251
Merger expense	248	65	136	761	36	103	5	621	1,975
Goodwill amortization	145	78	454	731	24	31	-	236	1,699
Core deposit amortization	254	136	650	208	21	56	-	-	1,325
Other noninterest expense	12,120	6,813	10,795	10,854	2,983	4,356	2,572	1,858	52,351
Income before income taxes and minority interest	12,519	9,242	8,226	1,166	2,575	3,077	2,606	(5,661)	33,750
Minority interest								35	35
Income tax expense (benefit)	4,505	3,556	3,026	150	995	1,114	819	(2,139)	12,026
Net income $	8,014	5,686	5,200	1,016	1,580	1,963	1,787	(3,557)	21,689
Assets $	474,421	427,976	406,359	342,841	168,865	165,372	121,409	(21,496)	2,085,747
Net loans	316,626	341,214	229,007	162,701	110,363	103,062	59,721	(367)	1,322,327
Deposits	340,186	345,423	237,477	254,133	97,488	124,072	64,885	(17,600)	1,446,064
Stockholders' equity	46,473	37,479	42,825	37,668	13,394	13,134	8,775	(22,765)	176,983

(Dollars in thousands)

2000	Glacier	First Security	Western	Mountain West	Big Sky	Valley	Whitefish	Other	Consolidated
Net interest income $	16,361	9,324	-	5,037	2,721	4,171	3,741	125	41,480
Provision for loan losses	460	360	-	410	180	205	249	-	1,864
Net interest income after provision for loan losses	15,901	8,964	-	4,627	2,541	3,966	3,492	125	39,616
Noninterest income	5,913	2,000	-	2,206	750	1,411	1,036	(22)	13,294
Goodwill amortization	118	-	-	-	-	-	-	242	360
Core deposit amortization	199	-	-	-	-	-	-	-	199
Other noninterest expense	11,440	4,771	-	5,153	2,527	3,498	2,455	863	30,707
Income before income taxes and minority interest	10,057	6,193	-	1,680	764	1,879	2,073	(1,002)	21,644
Minority interest								61	61
Income tax expense (benefit)	3,456	2,251	-	657	258	657	622	(321)	7,580
Net income $	6,601	3,942	-	1,023	506	1,222	1,451	(742)	14,003
Assets $	469,351	214,231	-	126,518	77,111	87,791	87,125	(5,415)	1,056,712
Net loans	282,467	180,041	-	90,921	57,050	62,645	60,437	-	733,561
Deposits	288,556	164,168	-	86,632	49,616	76,508	60,760	(5,670)	720,570
Stockholders' equity	42,049	18,027	-	9,780	6,090	7,649	8,462	6,056	98,113

KPMG

P.O. Box 7108
401 N. 31st Street
Billings, MT 59103

Independent Auditors' Report

The Board of Directors and Stockholders
Glacier Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Glacier Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glacier Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company changed its accounting for goodwill in accordance with Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangibles*, and No. 147, *Acquisitions of Certain Financial Institutions*, effective January 1, 2002.

KPMG LLP

Billings, Montana
January 31, 2003

Management's Discussion and Analysis of Financial Condition And Results of Operations

The Company is a Delaware corporation and at December 31, 2002 had six commercial banks located in Montana as subsidiaries: Glacier Bank, First Security Bank of Missoula, Western Security Bank, Big Sky Western Bank, Valley Bank of Helena, and Glacier Bank of Whitefish. Mountain West Bank of Coeur d'Alene, Idaho is its seventh banking subsidiary. The first quarter 2001 acquisitions of WesterFed Financial Corporation and the branch purchases in Idaho and Utah from Wells Fargo and First Security Corporation were accounted for as purchases, and accordingly the financial information presented includes the assets and results of operations of those locations from the date of purchase. The following narrative and tables focus on the significant financial changes that have taken place over the past years and include a discussion of the Company's financial condition, results of operations, and capital resources.

Financial Condition

The following table summarizes the Company's major asset and liability components as a percentage of total assets at December 31, 2002, 2001, and 2000.

	December 31,		
Assets:	**2002**	2001	2000
Cash, and Cash Equivalents, Investment Securities, FHLB and Federal Reserve Stock	**37.8%**	30.8%	26.7%
Real Estate Loans and Loans Held for Sale	**15.7%**	20.1%	21.8%
Commercial Loans	**28.9%**	29.2%	31.8%
Consumer Loans	**12.4%**	14.1%	15.9%
Other Assets	**5.2%**	5.8%	3.8%
	100.0%	100.0%	100.0%
Liabilities and Stockholder's Equity:			
Deposit Accounts	**64.0%**	69.3%	68.2%
FHLB Advances	**21.2%**	17.6%	18.6%
Other Borrowings and Repurchase Agreements	**2.7%**	3.3%	2.8%
Other Liabilities	**2.8%**	1.3%	1.1%
Stockholders' Equity	**9.3%**	8.5%	9.3%
	100.0%	100.0%	100.0%

Effect of inflation and changing prices

Generally accepted accounting principles require the measurement of financial position and operating results in terms of historical dollars, without consideration for change in relative purchasing power over time due to inflation. Virtually all assets of a financial institution are monetary in nature; therefore, interest rates generally have a more significant impact on a company's performance than does the effect of inflation.

GAP analysis

The following table gives a description of our GAP position for various time periods. As of December 31, 2002, we had a negative GAP position at six months and a positive GAP position at twelve months. The cumulative GAP as a percentage of total assets for six months is a negative 2.77% which compares to a negative 12.52% at December 31, 2001 and a negative 19.01% at December 31, 2000. The table also shows the GAP earnings sensitivity, and earnings sensitivity ratio, along with a brief description as to how they are calculated. The traditional one-dimensional view of GAP is not sufficient to show a bank's ability to withstand interest rate changes. Superior earnings power is also a key factor in reducing exposure to higher interest rates. Using this analysis to join GAP information with earnings data produces a better picture of our strength and ability to handle interest rate change. The methodology used to compile this GAP information is based on our mix of assets and liabilities and the historical experience accumulated regarding their rate sensitivity.

	Projected maturity or repricing				
(dollars in thousands)	0-6 Months	6-12 Months	1 - 5 years	More than 5 years	Total
Assets:					
Interest bearing deposits $	4,753	-	-	-	4,753
Investment securities	7,219	1,661	39,553	212,173	260,606
Mortgage-backed securities	110,224	112,791	238,215	18,125	479,355
Floating rate loans	369,534	62,086	236,640	6,551	674,811
Fixed rate loans	169,833	106,630	272,818	99,504	648,785
FHLB stock and FRB stock	36,175	-	-	6,689	42,864
Total interest bearing assets $	697,738	283,168	787,226	343,042	2,111,174
Liabilities:					
Interest-bearing deposits	592,668	132,303	110,765	329,171	1,164,907
FHLB advances	102,278	57,394	220,819	103,169	483,660
Other borrowed funds and repurchase agreements	61,293	-	-	-	61,293
Total interest bearing liabilities $	756,239	189,697	331,584	432,340	1,709,860
Repricing gap $	(58,501)	93,471	455,642	(89,298)	401,314
Cumulative repricing gap $	(58,501)	34,970	490,612	401,314	
Cumulative gap as a % of total assets	-2.77%	1.66%	23.24%	19.01%	
Gap Earnings Sensitivity (1) $		213			
Gap Earnings Sensitivity Ratio (2)		0.66%			

(1) Gap Earnings Sensitivity is the estimated effect on income, after taxes of 39%, of a 1% increase or decrease in interest rates (1% of ($34,970 - $13,638))

(2) Gap Earnings Sensitivity Ratio is Gap Earnings Sensitivity divided by the estimated yearly earnings of $32,402. A 1% increase in interest rates has this estimated percentage decrease effect on annual income.

This table estimates the repricing maturities of the Company's assets and liabilities, based upon the Company's assessment of the repricing characteristics of the various instruments. Interest-bearing checking and regular savings are included in the more than 5 years category. Money market balances are included in the less than 6 months category. Mortgage-backed securities are at the anticipated principal payments based on the weighted-average-life.

Interest Rate Spread
One way to protect against interest rate volatility is to maintain a comfortable interest spread between yields on assets and the rates paid on interest bearing liabilities. The interest spread for 2002 was .53 basis points higher than the prior year. The net interest margin increased in 2002 to 4.51% from 4.08%, primarily the result of reducing liability costs more than the reduction in income on assets in this low interest rate environment.

	December 31, [1]		
	2002	2001	2000
Combined weighted average yield on loans and investments [2].....	6.90%	7.80%	8.51%
Combined weighted average rate paid on savings deposits and borrowings	2.84%	4.27%	4.89%
Net interest spread........	4.06%	3.53%	3.62%
Net interest margin [3]........	4.51%	4.08%	4.48%

(1) Weighted averages are computed without the effect of compounding daily interest.
(2) Includes dividends received on capital stock of the FHLB and Federal Reserve Bank.
(3) The net interest margin (net yield on average interest earning assets) is interest income from loans and investments (tax free income adjusted for tax effect) less interest expense from deposits, FHLB advances, and other borrowings, divided by the total amount of earning assets.

Liquidity and Capital Resources
The objective of liquidity management is to maintain cash flows adequate to meet current and future needs for credit demand, deposit withdrawals, maturing liabilities and corporate operating expenses. The principal source of the Company's cash revenues is the dividends received from the Company's banking subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends which would constitute an unsafe or unsound banking practice. The subsidiaries source of funds is generated by deposits, principal and interest payments on loans, sale of loans and securities, short and long-term borrowings, and net income. In addition, all seven subsidiaries are members of the Federal Home Loan Bank of Seattle (FHLB). This membership provides for established lines of credit in the form of advances that are a supplemental source of funds for lending and other general business purposes. As of year ended December 31, 2002, the Company had $776 million of available FHLB line of which $484 million was utilized. Accordingly, management of the Company has a wide range of versatility in managing the liquidity and asset/liability mix for each individual institution as well as the Company as a whole. During 2002, all seven financial institutions maintained liquidity levels in excess of regulatory requirements and deemed sufficient to meet operating cash needs.

Commitments
In the normal course of business, there are various outstanding commitments to extend credit, such as letter of credit and un-advanced loan commitments, which are not reflected in the accompanying consolidated financial statements. Management does not anticipate any material losses as a result of these transactions. The Company has outstanding debt maturities, the largest of which are the advances from the Federal Home Loan Bank. See footnote 8 for the maturity schedule of the advances.

Market Risk
Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/Liability Committee (ALCO). In this capacity ALCO develops guidelines and strategies impacting the Company's asset/liability management related activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company's financial instruments also change thereby impacting net interest income (NII), the primary component of the Company's earnings. ALCO utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure of NII to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk. The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given a 200 or 100 basis point (bp) upward and downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed as a benchmark. Other non-parallel rate movement scenarios are also modeled to determine the potential impact on net interest income. The following reflects the Company's NII sensitivity analysis as of December 31, 2002 and 2001 as compared to the 10% Board approved policy limit.

+200 bp		2002	2001
Estimated sensitivity		-1.37%	-3.20%
Estimated decrease in net interest income	$	(1,185)	(2,316)
-100 bp and -200 bp (1)			
Estimated sensitivity		0.46%	0.77%
Estimated increase in net interest income	$	398	557

(1) -100 bp and -200 bp for the years ended December 31, 2002 and 2001, respectively

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of assets and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Critical Accounting Policies

Companies may apply certain critical accounting policies requiring management to make subjective or complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain. The Company considers its only material critical accounting policy to be the allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged against earnings. The balance of allowance for loan losses is maintained at the amount management believes will be adequate to absorb known and inherent losses in the loan portfolio. The appropriate balance of allowance for loan losses is determined by applying estimated loss factors to the credit exposure from outstanding loans. Estimated loss factors are based on subjective measurements including management's assessment of the internal risk classifications, changes in the nature of the loan portfolio, industry concentrations and the impact of current local, regional and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are reasonably possible and may have a material impact on the Company's consolidated financial statements, results of operations or liquidity.

For additional information regarding the allowance for loan losses, its relation to the provision for loans losses and risk related to asset quality, see Note 4 in the Consolidated Financial Statements for the year ended December 31, 2002.

Impact of Recently Issued Accounting Standards

In July 2001, the FASB issued Statement 141, *Business Combinations*, and Statement 142, *Goodwill and Other Intangible Assets*. In October 2002, the FASB issued Statement 147, *Acquisitions of Certain Financial Institutions.* Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. However, goodwill recognized in connection with a branch acquisition will follow Statement 147, which states that if certain criteria are met in Statement 147, the amount of unidentifiable intangible asset will be reclassified to goodwill upon adoption of that Statement and follow Statement 142. Prior to October 2002, goodwill associated with branch acquisitions was subject to the provisions of Statement 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions,* which required the amortization of the unidentifiable intangible asset. In addition, financial institutions meeting the requirements of Statement 147 will be required to restate previously issued financial statements. The objective of that restatement requirement is to present the balance sheet and income statement as if the amount accounted for under Statement 72 as an unidentifiable intangible asset had been reclassified to goodwill as of the date Statement 142 was initially applied. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company adopted the provisions of Statement 141 immediately, and Statement 142 and 144 effective January 1, 2002. Statement 147 was adopted October 1, 2002 and retroactively applied to January 1, 2002.

Statement 141 required upon adoption of Statement 142 that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. The Company was required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption (March 31, 2002). In addition, to the extent an intangible asset was identified as having an indefinite useful life, the Company was required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss would be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company had up to six months from the date of adoption (June 30, 2002) to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeded its fair value, an indication would exist that the reporting unit's goodwill may be impaired and the Company would be required to perform the second step of the transitional impairment test. In the second step, the Company would compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption (January 1, 2002). The second step, if necessary, is required to be completed as soon as possible, but no later than the end of the year of adoption (December 31, 2002). Any transitional impairment loss would be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statements of operations.

As of December 31, 2002, the Company has identified its reporting units as its banking subsidiaries and has allocated goodwill accordingly. Intangibles with definite useful lives have been re-assessed and the useful lives and residual values were determined to be adequate. The Company estimated the fair value of each reporting unit, and determined that each unit's fair value exceeded the carrying value of each reporting unit, and consequently no impairment is evident at this time. The Company has evaluated the goodwill recognized in connection with branch acquisitions and determined that it meets the criteria of Statement 147, and therefore the unidentifiable intangible asset has been reclassified to goodwill and is subject to Statement 142. The reclassification was retroactively applied to January 1, 2002, which resulted in the restatement of previously filed quarterly financial statements. On an annual basis, prior to the end of the third quarter, the Company will test goodwill for impairment, as required by Statement 142.

In November 2002, the FASB issued Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, clarifying the accounting treatment and financial statement disclosure of certain guarantees issued and outstanding. Interpretation No. 45 clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value undertaken in issuing the guarantee. In addition, guarantors must disclose the approximate term and nature of the guarantee, the maximum potential amount of future payments, current carrying amount of the liability and the nature of recourse provisions and collateral. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002. Management does not expect the adoption of the initial recognition and measurement provisions of Interpretation No. 45 to have a material impact on the Bank's consolidated financial statements, results of operations or liquidity. Disclosure provisions of Interpretation No. 45 became effective and were adopted by the Bank on December 31, 2002.

In December 2002, the FASB issued Statement 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure requirements of Statement 123 to include prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of Statement 148 at December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, addressing consolidation by business enterprises of certain variable interest entities. Under the provisions of Interpretation No. 46, an enterprise must consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses or receive a majority of the entity's residual returns, or both, regardless of the enterprise's direct or indirect ability to make decisions about the entity's activities through voting or similar rights. An enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity. Interpretation No. 46 requires the primary beneficiary to disclose the nature, purpose, size and activities of the variable interest entity; the carrying amount and classification of consolidated assets that are collateral for the variable interest entity's obligations; and, creditor's recourse to the general credit of the primary beneficiary. Additional disclosures are required for enterprises that hold significant interests in a variable interest entity but are not the primary beneficiaries. Interpretation No. 46 applies immediately to interests in variable interest entities created or acquired after January 31, 2003 and to the first fiscal year or interim period beginning after June 15, 2003 for interests in variable interest entities acquired before February 1, 2003. Interpretation No. 46 may be applied prospectively or retroactively with a cumulative-effect adjustment recorded as of the beginning of the first year applied. Application of this Interpretation is not expected to have a material effect on the Company's financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2002 Compared to December 31, 2001

Financial Condition

Total assets increased $196,597,000, or 9.4%, over the December 31, 2001 asset level. Total gross loans outstanding decreased 1.4%, or $19,384,000. Residential real estate loans held for investment decreased $85,058,000, or 21.6%. With the continued decline in interest rates during 2002 a large number of real estate loans were refinanced which combined with the Company strategy of selling long term real estate loans as they are originated has resulted in a net reduction in real estate loans outstanding. Consumer loans, including home equity loans, also decreased 12,032,000, or 4.2%. The majority of the consumer loan decrease is attributed to dealer originated loans. Commercial loans, which continue to be our lending focus, increased $53,123,000 or 8.6%. Investment securities increased $231,383,000, or 45.5%, the result of redeploying the cash received from the residential real estate loans to mortgage related investment securities, and the investment of other liquid funds.

Total liabilities increased $160,331,000, or 8.4%, primarily the result of the increase in FHLB and other borrowings which increased $144,013,000 or 36%. Total deposits decreased $13,859,000 or 1.0% however, there was a significant shift from interest bearing deposits to non-interest bearing deposits. Non-interest bearing deposits increased $60,698,000 or 26% and interest bearing deposits decreased $46,839,000 or 3.9%. Federal Home Loan Bank advances increased $116,365,000, or 31.7% and securities sold under repurchase agreements and other borrowed funds were up $27,648,000, or 82.2%.

During 2002, the Company increased dividends per share to $.67, an increase of 11.7% over the prior year. Stockholders' equity, excluding accumulated other comprehensive income, increased $26,911,000, or 15.4% the result of earnings retention and the exercise of stock options. Accumulated other income, which is comprised of unrealized gains on securities available-for-sale, increased $8,355,000 or 475.8%.

Results of Operations

The 2002 results of operations include the full year impact of the first quarter 2001 acquisitions of WesterFed Financial Corporation and branch purchases in Idaho and Utah.

Interest Income - Interest income was $133,989,000 and $137,920,000 for the years ended December 31, 2002 and 2001, respectively, a $3,931,000, or 2.9% decrease, primarily the result of continuing low interest rates. The weighted average yield on the loan and investment portfolios decreased from 7.8% to 6.9%, also the result of lower interest rates.

Interest Expense - Interest expense was $47,522,000 for the year ended December 31, 2002, down from $65,546,000 in 2001, a $18,024,000, or 27.50%, decrease. The increase in non-interest bearing deposits and significant reductions in rates paid on interest bearing deposits and borrowed funds, are the primary reasons for the decreased interest expense. The cost of interest bearing liabilities decreased from 4.3% in 2002 to 2.8% in 2001.

Net Interest Income - Net interest income was $86,467,000 compared to $72,374,000 in 2001, an increase of $14,093,000, or 19.5%, the net result of the items discussed in the above paragraphs.

Provision for Loan Losses - The provision for loan losses was $5,745,000 for 2002, up from $4,525,000 for 2001. Total loans charged off, net of recoveries, were $3,455,000 in 2002, up from the $2,563,000 experienced in 2001. The allowance for loan losses balance was $20,944,000 at year end 2002, up from $18,654,000 at year end 2001, an increase of $2,290,000. With the continual change in loan mix from residential real estate to commercial and consumer loans, which historically have greater credit risk, the Company has increased the balance in the reserve for loan losses account. At December 31, 2002, the non-performing assets (non-accrual loans, accruing loans 90 days or more overdue, real estate acquired by foreclosure or deed-in-lieu thereof, and repossessed personal property) totaled $11,582,000 or .51% of total assets; compared to $11,275,000 or .53% of total assets at December 31, 2001. The peer group average, according to the Federal Reserve Bank Performance Report as of September 30, 2002, the most recent information available, for banking companies similar to our size was .63% of total assets. The allowance for loan losses was 181% of non-performing assets at December 31, 2002, up from 165% the prior year end. The allowance for loan losses as a percentage of loans increased to 1.58% from 1.39 % at the 2002 and 2001 year ends, respectively.

Non-interest income - Total non-interest income of $25,917,000 was up $2,666,000, or 11.5% from 2001. Loan fees and charges and gain on sale of loans increased $138,000 and $1,324,000, respectively, from the prior year, the result of increased loan originations and refinancing in the low interest rate environment. Service charges and other fees increased $1,721,000 or 14.0% from 2001. Other income decreased $691,000, primarily from the 2001 $511,000 gain on sale of Glacier Bank Cutbank office included in other income. The gain on sale of investments was $238,000 in 2002, up from $64,000 in 2001, the result of repositioning certain investments.

Non-interest expense – Total non-interest expense was $57,813,000 compared to $57,385,000 for the year ended December 31, 2001. Prior year includes $1,975,000 of merger expenses and $1,699,000 in goodwill amortization, and current year includes a reversal of a merger related accrual of $323,000. Compensation, employee benefits, and related expenses increased $2,507,000, or 9.0% from 2001. Outsourced data processing expense has decreased $548,000, or 21.1%, a result of converting Western Security Bank's data processing functions to the Company's system, which also was a reason for the increase in compensation expense. Occupancy and equipment expense increased $912,000, or 10.5% from 2001. Other expenses increased $1,152,000, or 8.8%.

The efficiency ratio (non-interest expense)/(net interest income + non-interest income), was 51.4% in 2002, down from 60.0% in 2000, which compares favorably with similar sized bank holding companies nationally which average approximately 60.5%.

Management's Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 31, 2001 Compared to December 31, 2000

Financial Condition

The acquisition of WesterFed and branch purchases in Idaho and Utah from Wells Fargo and First Security Corporation were the primary reasons for the increases detailed in the following discussion.

Total assets increased $1,029,035,000, or 97.4% over the December 31, 2000 asset level. Total loans outstanding increased 80.9%, or $599,620,000, with the largest increase occurring in residential real estate loans and loans held for sale classification which increased $190,781,000, or 82.5%. The increase in loans from the WesterFed and branch acquisitions was approximately $629,000,000 of which $272,000,000 was in residential real estate loans. With the decline in interest rates during 2001 a large number of real estate loans were refinanced which combined with the Company strategy of selling long term real estate loans as they are originated has resulted in a net reduction in real estate loans outstanding. Commercial loans increased $279,742,000 or 82.2%. Consumer loans increased $129,097,000, or 76.0%. Investment securities increased $296,690,000, or 140.0%.

Total liabilities increased $950,166,000, or 99.1%, with non-interest bearing deposits up $93,111,000, or 65.9%, and interest bearing deposits up $632,383,000, or 109.2%. Without the effect of acquisitions deposits increased approximately $12,000,000. Federal Home Loan Bank advances increased $170,504,000, or 86.6% and securities sold under repurchase agreements and other borrowed funds were up $4,116,000, or 13.9%, primarily due to the acquisitions. The Company issued $35,000,000 in capital trust preferred securities during 2001 to fund the WesterFed and branch purchases.

Total stockholders' equity increased $78,870,000, or 80.4%, the result of the WesterFed acquisition and earnings retention, and $1,489,000 net increase from the unrealized gain on securities available-for-sale.

Results of Operations

Interest Income - Interest income was $137,920,000 compared to $78,837,000 for the years ended December 31, 2001 and 2000, respectively, a $59,083,000, or 74.9% increase. The weighted average yield on the loan and investment portfolios decreased from 8.51% to 7.80%, the result of lower rate assets acquired, and the large decline in interest rates in 2001.

Interest Expense - Interest expense was $65,546,000 for the year ended December 31, 2001, up from $37,357,000 in 2000, a $28,189,000, or 75.46%, increase. Included in interest rate expense in 2001 is $3,313,000 from the $35,000,000 trust preferred securities issued in January of 2001. The proceeds were used to fund the acquisitions described above. The cost of interest bearing liabilities decreased from 4.9% in 2000 to 4.3% in 2001.

Net Interest Income - Net interest income was $72,374,000 compared to $41,480,000 in 2000, an increase of $30,894,000, or 74.5%, the net result of the items discussed in the above paragraphs.

Provision for Loan Losses - The provision for loan losses was $4,525,000 for 2001, up from $1,864,000 for 2000. Total loans charged off, net of recoveries, were $2,563,000 in 2001, up from the $787,000 experienced in 2000. The allowance for loan losses balance was $18,654,000 at year end 2001, up from $7,799,000 at year end 2000, an increase of $10,855,000. At December 31, 2001, the non-performing assets (non-accrual loans, accruing loans 90 days or more overdue, real estate acquired by foreclosure or deed-in-lieu thereof, and repossessed personal property) totaled $11,275,000 or .53% of total assets; compared to $2,097,000 or .20% of total assets at December 31, 2000. The peer group average, according to the Federal Reserve Bank Performance Report as of September 30, 2001, the most recent information available, for banking companies similar to our size was .61% of total assets. The allowance for loan losses was 165% of non-performing assets at December 31, 2001, down from 247% the prior year end. The allowance for loan losses as a percentage of loans increased to 1.39% from 1.06 % at the 2001 and 2000 year ends. The allowance for losses has increased primarily because of the WesterFed acquisition and the changing mix of loans from residential real estate to more commercial and consumer loans which historically have greater credit risk along with higher loan rates.

Non-interest income - Total non-interest income of $23,251,000 was up $9,957,000, or 74.9% from 2000. Loan fees and charges were $2,141,000 higher than the prior year, a result of increased real estate lending due to the decrease in interest rates in 2001. Increased volumes in deposit accounts resulted in an increase in fee income of $4,451,000 from service charges and other fees. Other income, which includes $511,000 from our gain on sale of the Glacier Bank Cutbank office, was up $1,269,000. The gain on sale of investments was $64,000 in 2001, up from $51,000 in 2000.

Non-interest expense - Total non-interest expense increased from $31,327,000 to $57,385,000 an increase of $26,058,000, or 83.2%. Compensation, employee benefits, and related expenses increased $11,727,000, or 72.3% from 2000 resulting from additional branch and data center staffing, increased activity volumes, and other normal increases. Occupancy and equipment expense increased $3,849,000, or 79.7% from 2000, the result of bringing more data processing functions in-house, the substantial investment in enhanced technology for transaction imaging and internet banking, and additional expenses from the acquisitions. Outsourced data processing and other expenses were up $1,283,000, or 97.7%, which includes increased charges at Mountain West Bank as that bank used an outside provider, and five months of service fees for Western Security Bank prior to conversion to our in-house data system. The minority interest in subsidiaries decreased $26,000, due to the purchase of the minority interest and subsequent merger of the Eureka Bank into Whitefish. Other expenses increased $4,785,000, or 57.3%, due to increased activity from the acquisitions. Included in non-interest expense is $1,975,000 of merger expense related to the WesterFed and branch acquisitions.

The efficiency ratio (non-interest expense)/(net interest income + non-interest income), was 60.0% in 2001, up from 57.2% in 2000, which compares favorably with similar sized bank holding companies nationally which average approximately 63%.

Glacier Bank
Main Office
202 Main Street
Kalispell, MT 59901
(406) 756-4200

Branch Offices:
49 Commons Loop
Kalispell, MT 59901

2199 Highway 2 East
Kalispell, MT 59901

615 California Avenue
Libby, MT 59923

14 Second Ave. West
Polson, MT 59860

822 Nucleus Avenue
Columbia Falls, MT 59912

Old Town Center
Bigfork, MT 59911

3701 Harrison Avenue
Butte, MT 59701

49 North Main Street
Butte, MT 59701

1880 Harrison Avenue
Butte, MT 59702

307 East Park Street
Anaconda, MT 59711

Directors:
John S. MacMillan, Chairman
Michael J. Blodnick
Gregory A. Goode
Dallas Herron
Warren G. McConkey
David P. Meredith
Van Kirke Nelson, M.D.
Everit A. Sliter
Stephen J. Van Helden

First Security Bank of Missoula
Main Office:
1704 Dearborn
Missoula, MT 59801
(406) 728-3115

Branch Offices:
541 East Broadway
Missoula, MT 59802

3220 Great Northern Way
Missoula, MT 59808

2601 Garfield
Missoula, MT 59801

100 East Broadway
Missoula, MT 59802

320 West Broadway
Missoula, MT 59802

3045 North Reserve
Missoula, MT 59808

4055 South Highway 93
Missoula, MT 59804

501 North First Street
Hamilton, MT 59840

Directors:
Allen J. Fetscher, Chairman
Michael J. Blodnick
William L. Bouchee
Harold J. Fraser
Craig A. Langel
Kathy Ogren
Christopher B. Swartley
Dennis H. Toussaint
Grant M. Winn
Stanford L. Zimet

Western Security Bank
Main Office:
2929 3rd Avenue North
Billings, MT 59101
(406) 252-3700

Branch Offices:
2401 Grand Avenue
Billings, MT 59102

2675 King Avenue West
Billings, MT 59102

1546 Main Street
Billings, MT 59105

2845 Old Hardin Road
Billings, MT 59101

19 Montana Avenue
Laurel, MT 59044

401 West Main
Lewistown, MT 59457

Directors:
Ruben R. Day, Chairman
Michael J. Blodnick
Jerald D. Evenson
John V. Negu
Russel J. Spika
John Weber
James D. Walker

Mountain West Bank
Main Office:
125 Ironwood Drive
Coeur d'Alene, ID 83816
(208) 765-0284

Branch Offices:
305 W. Prairie Avenue
Hayden, ID 83835-2227

709 East Seltice Way
Post Falls, ID 83854

433 North 16th Street
Boise, ID 83702

80 South Cole Road
Boise, ID 83701

2024 Caldwell Blvd.
Nampa, ID 83651

491 Sun Valley Road East
Ketchum, ID 83340

206 North Main
Hailey, ID 83333

2970 East St. Lukes Drive
Meridian, ID 83642

110 South Main
Brigham City, UT 84302

1776 Park Avenue, #101
Park City, UT 84060

Directors:
Charles. R. Nipp, Chairman
Michael J. Blodnick
Dennis Downer
Bradley Dugdale
James English
Steven Giacobbi
Jon W. Hippler
Stephen F. Meyer
Marilyn Montgomery
Douglas Parker
J. Michael Patano
Don Shepherd
Thomas K. Thilo

Big Sky Western Bank
Main Office:
P.O. Box 160489
Big Sky, MT 59716
(406) 995-2321

Branch Offices:
7730 Shedhorn Drive
Bozeman, MT 59718

4150 Valley Commons
Bozeman, MT 59718

Directors:
Stewart R. Kester, Chairman
Michael J. Blodnick
Edward Brandt
Don J. Chery
George B. Hagar
William Martel
O. Taylor Middleton
John Murdoch
Michael R. Scholz

Valley Bank of Helena
Main Office:
3030 North Montana Avenue
Helena, MT 59601
(406) 443-7440

Branch Offices:
1900 9th Avenue
Helena, MT 59601

306 Euclid Avenue
Helena, MT 59601

321 Fuller Avenue
Helena, MT 59601

3171 North Montana Avenue
Helena, MT 59602-6616

101 Lane Avenue
East Helena, MT 59602

Directors:
Fred J. Flanders, Chairman
Michael J. Blodnick
Thomas F. Dowling
James T. Harrison, Jr.
Jerome T. Loendorf
Kenneth B. Carpenter, M.D.
Gary L. Mihelish, D.M.D.
J. Andrew O'Neill
Robert J. Peccia
Joan S. Poston
John P. Poston

Glacier Bank of Whitefish
319 East Second Street
Whitefish, MT 59937
(406) 863-6300

Branch Office:
222 Dewey Avenue
Eureka, MT 59917

Directors:
Michael. J. Gwiazdon, Chairman
Bee Gee Cole
Dale G. Duff
Sean S. Frampton
Martin E. Gilman
Michael T. Henry
Thomas H. LaChance
Patrice B. LaTourelle
Robert C. Love
Charles R. Newton
James H. Strosahl

GLACIER BANCORP, INC.
2002 ANNUAL REPORT